UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
X. Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Immersed Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    January 4, 2017

Physical Address of Issuer:

106 E. 6th STE 900-202, Austin, Texas 78701, United States

Website of Issuer:

www.immersed.com

Is there a Co-Issuer? __ Yes _X__ No

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also $2,000 monthly fee for the use of the platform and a $13,000 monthly fee for marketing advisory services payable to DealMaker Securities LLC and its affiliates.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None.

Name of qualified third party "Escrow Agent" which the Offering will utilize

Enterprise Bank & Trust, a Missouri chartered trust company

Type of Security Offered:

Other; Convertible Promissory Note

Target Number of Securities to be Offered:

10,000.00

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$10,300.00

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$3,244,266.00

Deadline to reach the Target Offering Amount:

April 30, 2026

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

27

	Most recent fiscal year-end (2024)	**Prior fiscal year-end (2023)**
Total Assets	$910,784	$3,208,152
Cash & Cash Equivalents	$242,490	$1,589,997
Accounts Receivable	$114,314	$625,463
Current Liabilities	$10,265,487	$2,678,785
Long-Term Liabilities	$4,599,300	$450,000
Revenues/Sales	$659,590	$220,413
Cost of Goods Sold	-$155,331	-$72,068
Taxes Paid	$0	$0
Net Income/(Net Loss)	-$14,269,329	-$5,307,684

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

<h1 style="text-align:center">TABLE OF CONTENTS</h1>

EXHIBITS

Exhibit A: Offering Statement
Exhibit B: Investor Website
Exhibit C: Subscription Agreement and Form of Convertible Promissory Note
Exhibit D: Certificate of Incorporation (as amended)
Exhibit E: Bylaws
Exhibit F: Financial Statements
Exhibit G: Video Transcript

Offering Statement (Exhibit A)
June 16, 2025, as amended August 12, 2025 and September 26, 2025



Immersed Inc.

Up to $3,244,266 of Convertible Promissory Notes

Immersed, Inc. ("**Immersed**" the "**Company**," "**we**," "**us**," or "**our**") is offering a minimum amount of $10,300.00 (the "**Target Offering Amount**") and up to a maximum amount of $3,244,266.00 (the "**Maximum Offering Amount**") of Convertible Promissory Notes (the "**Securities**" or the "**Convertible Notes**") on a best efforts basis as described in this Form C (this "**Offering**"). The Maximum Offering Amount includes the investor processing fee total for all investments (charged up to the first $10,000.00 of an investor's investment, subject to a maximum fee of $300.00 per investment). The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

The sole purpose of this non-material amendment is to add additional equity perks. No other items have been updated since the filing on August 12, 2025. See "The Offering—Perks."

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$1,000.00	$85.00	$915.00
Investor Processing Fee (4)	$30.00	$2.55	$27.5
Target Offering Amount	$10,300.00	$875.50	$9,424.50
Maximum Offering Amount	$3,244,266.00	$275,762.61	$2,968,503.39

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the eight and one-half percent (8.5%) commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $27,500 payment and a $2,000 monthly maintenance fee.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

(4)   The Company will charge each Investor for the first $10,000.00 of their investment a fee of three percent (3%) of the Investor's investment amount ("**Investor Processing Fee**") for a maximum fee of $300.00. The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF (as described in the section below entitled "CAPITALIZATION AND OWNERSHIP") and is in addition to the $1,000.00 minimum investment per Investor. The Intermediary receives commissions on the Investor Processing Fee.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS.*"

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE

ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the United States Securities and Exchange Commission (the "**SEC**") annually and post the report on its website no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.immersed.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, as amended (the "**Investment Company Act**") (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in §227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

The date of this Form C is June 16, 2025, as amended August 12, 2025 and September 26, 2025

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Any such information provided to questions and answers are qualified by this Form C to the maximum extent permitted by law.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Our mission is to become a leading provider of AR/VR productivity solutions that is building artificial intelligence ("**AI**") productivity solutions to digitally transform the working environment to enhance worker and company efficiency. Founded in 2017 and headquartered in Austin, Texas, Immersed has developed spatial computing software optimized for enterprise, that allows users to work full-time with their team in virtual AR/VR offices. Immersed is also developing purpose-built spatial computing hardware that bridges the physical world to the virtual world (the "**Visor**"), that Immersed intends to develop with a major AR/VR manufacturing company), and an AI assistant trained for enterprise office productivity using a multi-modal Large Language Model ("**LLM**"), named "Curator," that is expected to considerably increase worker productivity. With our innovative spatial computing software and AI-driven solutions, we believe Immersed is well positioned to help organizations adapt to the changing dynamics of the workforce and equip employees with the skills and capabilities needed for the jobs of the future. Immersed has a limited operating history and has not generated a profit.

Immersed's workplace productivity application is one of the most widely used AR/VR enterprise solutions, uniquely connecting any AR/VR headset to any computer operating system and providing up to five virtual monitors. Compatible with hardware from major companies like Meta, Microsoft, Apple, HTC, ByteDance, and SteamVR, the application enables users to work independently or collaborate by sharing screens and whiteboards, regardless of location. Additionally, its integrated AI assistant, Curator, is designed to index and analyze virtual interactions while preserving privacy, allowing users to recall information via natural language prompts and ultimately boosting productivity and cost savings. Built on the Unity game engine and OpenXR standards—and enhanced by Microsoft's Mixed Reality Toolkit 3 and Qualcomm's Snapdragon Spaces SDK—Immersed delivers a seamless, hardware-agnostic virtual experience now available across all major AR/VR app stores. Our technologies and services offerings are described in greater detail in the "Business" section below.

Our principal place of business and mailing address is Immersed Inc., 106 E. 6th STE 900-202, Austin, Texas 78701, and our telephone number is 512-649-5589. Our website is http://immersed.com. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Statement.

A full description of our products, services and business plan can be found on the Company's investor website page at the Company's website under invest.immersed.com (the "**Investor Website Page**") and the version published as of the date of this Form C is attached as Exhibit B. The Investor Website Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view Exhibit B as well as the Investor Website Page at the time you consider making an investment commitment.

The Offering

Minimum Target Offering Amount	$10,300.00
Name of Securities	Convertible Promissory Notes[1]
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	$10,000.00*
Maximum Offering Amount	$3,244,266.00
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	$3,244,266.00
Minimum Individual Purchase Amount	$1,030.00[2]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)

Offering Deadline	April 30, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 25 hereof.
Voting Rights	None. See the description of the voting and control rights on page 29.

*   Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged to each Investor by the Company for the first $10,000 of their investment in the Offering (subject to a maximum fee of $300.00). The aggregate amount of fees paid by Investors will be included towards the $3,244,266.00 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

(1)   The Convertible Notes offered in this Offering will generally have a valuation cap (the "**Valuation Cap**") of $300,000,000.00, unless otherwise stated in the Convertible Note. The Valuation Cap sets the maximum the Company valuation at which the Convertible Notes will convert into equity in connection with a future equity financing or other conversion event as described in the Convertible Notes. As a result, regardless of the Company's actual valuation at the time of conversion, noteholders will convert their investment into equity as if the Company were valued at no more than the Valuation Cap, subject to the terms of the Convertible Notes. The Company is also offering perks to certain Investors in connection with this Offering, including Convertible Notes with lower Valuation Cap. See "The Offering—Perks."

(2)   Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Renji Bijoy	CEO, Director, and Founder	CEO, Founder and Director Immersed, Inc., January 2017 – Present Responsible for overall management, business development, marketing, and operations.	Emory University, Bachelor of Science, Mathematics and Computer Science Georgia Institute of Technology, Master of Science, Computer Science

BUSINESS

A full description of our products, services and business plan can be found on the Company's Investor Website Page at the Company's website under invest.immersed.com. The version published as of the date of this Form C is attached as Exhibit B.

Overview

The incorporation of the company that is today, Immersed Inc., took place on January 4, 2017, as a Delaware Corporation under the name of "Arajoy, Inc." The company initially focused on building computer vision-driven AI models for autonomous drones and human-pose estimation algorithms. In 2017, the company changed its focus to working on what Immersed does today. The company changed its name to "Immersed Inc." on November 29, 2017.

Our mission is to become a leading provider of AR/VR productivity solutions that is building AI productivity solutions to digitally transform the working environment to enhance worker and company efficiency. Founded in 2017 and headquartered in Austin, Texas, Immersed has developed a spatial computing software optimized for enterprise that allows users to work full-time with their team in virtual AR/VR offices, which is available on several AR/VR app stores. Our Immersed application remains a cornerstone of our business. Additionally, Immersed is developing, together with a major AR/VR manufacturing company, a purpose-built spatial computing hardware that bridges the physical world to the virtual world, called the Visor. The Visor is a key differentiator our hardware portfolio, boasting an ultra-lightweight, ergonomic design and high-resolution displays that set it apart from gaming-centric alternatives. In addition to that, Immersed is developing an AI assistant trained for enterprise office productivity using a multi-modal LLM, named "Curator." With Curator, we are pioneering proactive, context-aware support that acts as a "second brain" for managing tasks and retrieving critical information.

With our innovative spatial computing software, integrated with the Visor and AI-driven solutions, we believe Immersed is well positioned to help organizations adapt to the changing dynamics of the workforce, as well as offer new solutions to enhance collaboration and individual productivity, and equip employees with the skills and capabilities needed for the jobs of the future. Immersed has a limited operating history and has not generated a profit.

The mailing address of Immersed's principal executive office is 106 E. 6th STE 900-202, Austin, Texas 78701.

Products and Technology

We believe that Immersed's workplace productivity application, which allows users to work in a virtual office environment, is one of the most used enterprise applications within AR/VR measured by the number of hours spent in the application. Using its proprietary intellectual property that has been developed over the last seven years, Immersed is, to our knowledge, the only application that connects any AR/VR headset to any computer operating system (Mac, PC, or Linux) and provides up to five software-emulated virtual monitors.

Immersed's application is compatible with third-party hardware provided by companies like Meta, Microsoft, Apple, HTC, ByteDance, and SteamVR devices. The Immersed application allows users to optimize focus and productivity independent of the physical location where they choose to work. This can be done individually or in collaboration with a team where users can share multiple screens and whiteboard together.

As employees work within Immersed's spatial computing application, it is intended that Curator will have the unique capability to index and analyze everything that the "virtualized" workers see, say, hear, or interact with while maintaining individual privacy and security. Curator will observe the information that the user experiences during meetings or interactions with colleagues, curate that information, and summarize it for later use. We expect that Curator will provide a mechanism for the information to be recalled using natural language prompts interpreted by the LLM in order to return the best context-related answer. We believe that using this mechanism will help employees be more productive in the tasks that require repetition but low cognitive load, while freeing them up to concentrate on higher-value work that requires a higher cognitive load. We expect that the outcome for the employer will be higher productivity and cost savings.

Immersed has deployed existing class-leading, industry-proven software to deliver a seamless virtual experience. Immersed's spatial computing software is built on the ubiquitous Unity game engine and follows OpenXR standards to easily port to any future third-party AR/VR hardware. Immersed also leverages Microsoft's Mixed Reality Toolkit 3 which enables hand-tracked interactions to feel fluid when interacting with virtual user interface elements. Immersed has partnered with Qualcomm to adopt their Snapdragon Spaces SDK which accelerates performance for eye-tracking, face-tracking, hand-tracking, simultaneous localization and mapping (SLAM), visual see-through (VST), also known as "passthrough," and other computationally demanding processes, leading to an overall smoother experience.

In 2022, Immersed became hardware agnostic, being able to be run on any compatible third-party hardware, and its application can now be downloaded from all major AR/VR app stores.

In 2023, Immersed began development with industry partners of a work-focused AR/VR, the "Visor," which is higher resolution than Apple Vision Pro, 70% lighter weight, and 70% less expensive. Owning the entire technology stack, from the software to the hardware, Immersed is enabled to have one of the world's most valuable data engines for the imminent AI future.

In 2024 and currently, Immersed continued refining Visor based on demoing it to prospective enterprise customers, and also began development of Curator AI.

Business Model

Our business model is built on a three-pronged approach:

- *Software*: our immersive application on the multiple AR/VR app stores delivers high-performance virtual workspaces that enhance collaboration and individual productivity.

- *Hardware*: the Visor is purpose-designed for work, boasting an ultra-lightweight, ergonomic design and high-resolution displays that set it apart from gaming-centric alternatives.

- *AI Integration*: with our AI assistant, Curator, we are pioneering proactive, context-aware support that acts as a "second brain" for managing tasks and retrieving critical information.

Immersed has evolved from its initial consumer model and is now primarily focused on serving enterprise clients business to business. However, we do still maintain a consumer offering.

In June 2019, Immersed released a 3-tiered SaaS model: free, $14.99 one-time payment, and $9.99/ month, with each higher tier having an increased set of features. Once Immersed was released to the Meta Oculus App Store in August 2020, that model was iterated to a 2-tiered software as a service (SaaS) model: Free and $14.99/month (called "Elite"). In July 2022, Immersed decided to discontinue this subscription model.

The "Elite" subscription still has legacy revenue of $8,000 monthly recurring revenue from customers who want to continue supporting Immersed's efforts, churning at an average rate of 5% month over month. Immersed released a new subscription tier for $4.99/month in September 2023.

Immersed's focus on enterprise monetization consists of three revenue streams that correspond to its three solutions.

- The first revenue stream is expected to be similar to the tiers that were released in the Meta Oculus App Store, but specifically tailored for enterprise customers. We expect that this will have additional sets of features that are relevant to teams at companies, such as User Access Management, administrator privileges, custom virtual office floor plans, Mobile Device Management, and increased security.

- The second revenue stream is expected to be from Immersed's sales of "Visor," which we are developing with the assistance of a major AR/VR manufacturing company, targeting initial deliveries to customers in mid-2025, and then expect to sell at scale to enterprise customers to complement our revenue stream from our spatial computing software. We intend that Visor will provide a seamless and comfortable user experience, optimized specifically for enterprise work-related tasks. By combining hardware and software expertise, Immersed is aiming to deliver a vertically integrated solution that should transform the way employees work, increasing collaboration and driving productivity.

- The third revenue stream is expected to be from monetizing "Curator" and will be charged per user, which we believe would complement our hardware and software solutions both from Immersed's own vertically integrated solutions and third-party hardware.

More recently, Immersed is implementing innovative monetization strategies, including, for example, reducing the upfront cost for the hardware, Visor, to approximately $500 if the customer commits to a two-year subscription model, to drive recurring revenue and broaden market access.

Market Size

The demand for augmented and virtual reality (XR) is growing, not just in the entertainment landscape but in the enterprise space as well, according to Morder Intelligence. Our platform already serves over 1.4 million unique users and has generated billions of social media views organically. This is because Immersed not only serves the spatial computing market, but also serves the general computing market. As hybrid and remote work models gain tractions—and as emerging applications such as remote physical labor and humanoid robotics come to the fore—the potential market size continues to grow dramatically. Our evolving customer base now includes not only early teach adopters but also professionals across multiple industries, confirming the expansive opportunity ahead. According to the Extended Reality Market Report issued by Mordor Intelligence in 2025, XR market will grow with a CAGR of 40.61% from 2025-2030. The study suggested that a significant portion of the XR market growth would come from the enterprise space, where businesses are now moving more rapidly into the age of digital transformation. Although there has long been potential for XR in the enterprise environment, we believe that most organizations have only begun to see the technology's true value during 2020, as a result of the COVID-19 pandemic.

COVID-19 pushed companies outside of their traditional environments, shutting down physical locations, and reducing the ways that companies could interact, both internally and externally. Although there has been a return to the office for some companies, in this new landscape that includes remote working, XR is emerging as the solution to help bridge the gap separating employees.

We believe that the growing demand for immersive and collaborative technologies is fueling the adoption of Immersed's solutions. Based on market research published by Enterprise Collaboration Market in January 2025, the global enterprise collaboration market was valued at $54.5 billion in 2023 and is expected to surpass $154.96 billion by the end of 2033, driven by the need for seamless remote collaboration, enhanced productivity, and improved communication across geographically dispersed teams. We believe Immersed is poised to capture a significant share of this market by offering cutting-edge solutions that enable organizations to unlock the full potential of their workforce.

According to Next Move Strategy Consulting's report from 2025, the market for AI is expected to show strong growth in the coming decade – its value of nearly $225 billion in 2024 is expected to grow five times by 2030, up to nearly $1.2 trillion. In addition, according to the World Economic Forum, by 2030, an estimated nine million jobs will be displaced by AI, emphasizing the urgent need for reskilling and upskilling the workforce. Furthermore, according to The Business Research Company's report from 2025, the current global corporate training market size in 2024 was approximately $398.8 billion and with a compound annual growth rate (CAGR) of 4.7%. This is a key market for Immersed solutions that fit well within the context of training new employees and retraining existing employees.

Customers

Immersed has had over 1.4 million unique users since inception, with users spending more than 1,600 years in our application.

Product Development

In an ever-evolving industry, the key to our long-term success and growth lies in our commitment to embracing technological advancements. As pioneers in spatial computing, we understand the criticality of staying ahead of the curve, and our executive management diligently fosters an environment of innovation and adaptability. We remain vigilant in exploring and leveraging new technologies that can augment our product and service offerings, propelling us into new dimensions of efficiency and user experience. Our multi-year product roadmap is a testament to this dedication, encompassing a strategic vision that centers around expanding the application of our cutting-edge proprietary spatial computing hardware, while continually enhancing our flagship Immersed application and empowering our workforce with AI-driven assistance. We intend to deliver a comprehensive ecosystem that reshapes the way professionals work, ensuring they have access to the most advanced tools and capabilities in the ever-expanding landscape of remote collaboration.

Immersed Application: Revolutionizing Remote Collaboration

We believe our flagship product, the Immersed application, can be at the forefront of revolutionizing remote collaboration. We are dedicated to continually enhancing the application to provide users with a seamless and intuitive virtual workspace. As our product development cycles are tightly integrated and informed by user data, user feedback, and user interviews, our product roadmap for the Immersed application includes ongoing improvements to enhance user experience and productivity, in addition to incorporating user-requested integrations. We are actively developing features that enable more efficient virtual meetings, streamlined project management, and innovative ways to interact with digital content and co-workers. One of our Immersed application capabilities is to transform any compatible AR/VR headset into a multi-screen workstation by providing up to five virtual displays that are intuitively aligned and persistently available throughout the workday. This tool not only elevates individual productivity, but also fosters dynamic, real-time collaboration—whether for pair programming, creative brainstorming, or executive strategy sessions—mimicking the benefits of physical co-location in a virtual space. As we expand our application's capabilities, we are committed to ensuring that it remains a leading-edge solution for enterprises seeking to optimize their remote work capabilities. This also includes capabilities for enterprise companies to recreate their real-world offices in the Immersed application.

Visor: Unlocking a New Dimension of Work

Complementing our Immersed application, our work-optimized spatial computing hardware, Visor, is designed to elevate the immersive experience for professionals. We are developing and then intend to continuously refine Visor's design and capabilities to offer users comfort and performance during extended wear. The Visor is developed specifically for workplace productivity, its features include: (i) ultra-lightweight and ergonomic design—weighing only six ounces and with a thickness of roughly 41 millimeters (less than half that of many competing headsets)—the Visor is engineered for all-day comfort and ease of use; (ii) high-resolution visuals—delivering 4K resolution per eye, it ensures clear, detailed images critical for productivity tasks; and (iii) enhanced user experience—its sleek, unobtrusive design makes it suitable for public use, and upcoming enhancements such as slip-in prescription lens inserts will further broaden its appeal.

The Visor product roadmap is expected to encompass advancements in display technology, enhanced tracking precision, and ergonomic design improvements. We aim to create a next-generation device that seamlessly integrates with the Immersed application, creating a cohesive and efficient workflow for remote collaboration. As we forge ahead, our goal will be to develop and then continuously improve the quality of the hardware while simultaneously reducing costs for manufacturing. Development of Visor commenced in March 2023. Since that time, Immersed has been engaged in co-developing initial units with a high-volume hardware developer for internal testing and is actively working with such hardware developer to design manufacturing lines to produce Visor at scale. Immersed received $500,000 in pre-orders for Visor within the first week of launching pre-orders and began initial deliveries of Visor in 2025, with fulfillment through 2026. The anticipated distributions are subject to completion of the development and manufacturing of Visor within the anticipated schedule. There can be no assurance that the development, manufacturing and distribution of Visor will not experience delays or other setbacks. In January 2024, Immersed introduced Visor Plus, a membership bundle for new Visor customers that lowers the upfront hardware price and includes added benefits to enhance the user's experience. Immersed intends to honor its pre-orders from customers who purchased the Visor at a higher cost by offering 12 months of Visor Plus free in addition to the features they will already receive. A Visor Plus membership is expected to be delivered with the Visor for all orders placed from February 2024. A Visor Plus membership is expected to include Immersed Pro features (and early access to beta features), standard warranty during membership, Curator professional AI assistant, customizable 3D workspaces, discounts on Visor accessories, extended 3 hour battery, VIP co-working spaces, priority support and a priority trade-in program.

AI-Driven Assistance: Empowering the Workforce

Immersed is also about empowering the workforce with AI-driven assistance. Curator is at the heart of our next-generation productivity offerings. Built on state-of-the-art LLMs, Curator features: (i) proactive task management—it intelligently reviews past interactions and meeting data to suggest actionable tasks and schedule adjustments; (ii) contextual awareness—by combining virtual data with real-world sensor inputs, Curator can help users locate misplaced items and recall important details, effectively acting as an ever-present "second brain;" and (iii) future-proof capabilities—the continuous data stream from our devices sets the stage for extending AI functions into future applications such remote-controlled humanoid robotics, further expanding the practical applications of our platform.

We expect our AI solution, "Curator," will function as a knowledgeable and proactive AI assistant for knowledge workers, but this will require secure training data at scale. We are dedicated to developing and then expanding Curator's capabilities to provide users with instant access to expert knowledge, proactive task suggestions, and personalized support. In our product roadmap for AI-driven assistance, we are focused on developing Curator's ability to comprehend and contextualize virtualized work experiences. As time progresses, Immersed intends to work to improve the cost of training while increasing the throughput of data that will greatly improve the precision and utility of our AI.

Growth Strategy

Enterprise Partnerships: Goal of Uniting Hardware, Channel Sales, and Expansion

At Immersed, one of our key growth strategies lies in fostering strategic partnerships with enterprise partners, focusing on securing long-term market leadership. Our approach goes beyond hardware development: it encompasses sales channel and a dynamic land-and-expand model. By creating alliances with major players in the enterprise sector, we aim to create a powerful ecosystem that amplifies our reach and impact. Collaborating with renowned hardware manufacturers, we aim to ensure seamless integration of Visor into existing enterprise setups, enhancing the immersive experience for professionals worldwide.

Furthermore, our channel sales strategy targets diverse markets and industries, leveraging established networks to bring Immersed's spatial computing solution to a broader audience. Through carefully orchestrated land-and-expand tactics, we expect to secure new customer relationships and fortify our presence with existing clients. We believe this multi-pronged approach empowers Immersed to establish strong and lasting connections, potentially driving widespread adoption of our revolutionary spatial computing technology across enterprises.

Consumer Adoption: Goal of Uniting Ecosystems, Expanding Brand Awareness Globally

As part of our growth strategy, Immersed will aim to penetrate all major headset ecosystems. As consumer adoption grows, we expect brand awareness and seamless user connectivity across devices to increase with it. Our platform has garnered significant traction with over 1.4 billion social media views and a growing base of satisfied users, achieved without heavy reliance on paid advertising. Our dedication to providing an immersive experience extends to users of various AR/VR headsets, proving essential hardware-agnostic software that connects users regardless of what ecosystem they are already part of.

Through currently growing SEO moats and strategic integration with leading headset ecosystems, we intend to create a unified platform where users can collaborate effortlessly, irrespective of their device preferences. We believe this holistic approach to consumer adoption will allow us to reach a broader audience and establish Immersed as the go-to solution for remote collaboration, virtual meetings, and enhanced individual productivity.

We plan to continue expanding our user base across both consumers and enterprise sectors. Additionally, we are actively exploring applications beyond traditional office productivity, including remote physical labor and the integration of intelligent robotics, leveraging our unparalleled data insights and hardware.

AI Adoption: Curator's Path to Potential Viral Adoption and Growth

By unlocking value and streamlining the workflow of knowledge workers using data that no other company has access to, Curator has the potential to drive the viral growth of AI-empowered workers. We believe that the ability that it will have to make jobs significantly easier and more efficient will inspire users to share their experiences through word-of-mouth referrals, potentially fostering organic expansion and widespread adoption. Immersed will aim to make it very easy for users to share their experiences, whether it be through easy ways to export experiences to social media or referral incentives.

As professionals discover the ease and productivity gains afforded by Curator's AI-powered assistance, our hope is that the appeal of Immersed's ecosystem will increase. If we achieve our aim of making Curator an indispensable tool in the work arsenal of countless users, we expect that it will act as an ambassador for Immersed, generating organic momentum for our entire suite of products. We are committed to developing and then continually enhancing Curator's capabilities and intelligence, solidifying its position as the ultimate AI assistant for knowledge workers and the catalyst for Immersed's exponential growth.

Sales and Marketing

Moving ahead, Immersed is focused on advancing its sales and marketing endeavors with a strategic approach. We aim to expand our market presence and capitalize on hardware development and channel sales opportunities. Our commitment to consumer adoption will continue, as we plan to extend our platform onto various headset ecosystems, bolstering brand awareness and fostering user connections across devices. Immersed's content team also releases viral social media content to spread awareness of its products. In parallel, we believe that our AI-driven workforce augmentation solution, Curator, will play a pivotal role in driving organic growth through word-of-mouth referrals and user-generated social media content, unlocking new market opportunities.

We continue to work with bulk orders and strategic partnerships with major corporations, reinforcing our position as the go-to solution for large-scale, remote, and hybrid work environments.

Through these cohesive efforts, Immersed believes it is positioned to strengthen its market position as a leading player in spatial computing and enterprise AI. Our sales approach is highly adaptable and responsive to both consumer and enterprise needs,

Research and Development

Our research and development activities have primarily been focused on enhancing our spatial computing software, developing our AI assistant "Curator," and modernizing our hardware offering "Visor," which is being developed in partnership with a major AR/VR manufacturing company. Part of our research and development consists of gathering user feedback, which then informs swift, iterative improvements.

Our management believes that we must dedicate a significant amount of resources to research and development in order to develop our offerings and then maintain a competitive position in the market. Our products intersect many emerging fields including AI, spatial computing, augmented reality, and space management, and we plan to continue to innovate and patent new methods to solve problems for our customers. Our ability to rapidly iterate and respond to customer feedback ensures that our research and development practices create fast solutions.

Competition, Strengths, and Differentiation

We both compete and aim to collaborate and partner with companies such as Apple, Meta, Microsoft, Google, and Samsung. While aiming to co-develop mutually beneficial projects with these companies, we may also simultaneously have competing offerings with them that appeal to similar but different audiences.

We believe that we offer a unique and differentiated approach to the market that our competition is currently not positioned or not capable of servicing, as described below.

Our Platform. We understand today's workplace is a collection of spaces, people, activity-based work, virtual and physical interactions, culture, experiences, and the technology that binds them. Immersed has built a solution that we believe helps enterprise companies build culture, foster innovation, empower employees, and create equitable experiences for a distributed workforce that is cross-platform.

Connectivity and workplace experience. The Immersed platform can connect every employee in an organization whether they are in the office or remote working. We focus on improving the workplace experience and helping companies deliver that experience direct to employees to help attract and retain top talent, keep employees engaged and invested in company culture, and support them through a hybrid workforce model that is easy to navigate and easy to use.

Comprehensive Uses. The Immersed technology supports a multitude of uses for enterprise organizations including but not limited to hybrid remote work experience, conference and meeting rooms, individual productivity, analytics, and security, across numerous industries.

Visor. Our aim is to seamlessly integrate Visor with our spatial computing platform and thereby empower professionals to work in an immersive environment with one-fifth of the weight on their heads compared to alternative solutions. Furthermore, our plan for Visor is that it should also cut costs in ways that competitive products are not incentivized to do. Unlike competitors focused on general-purpose VR, we expect Visor to be meticulously optimized for the modern workforce. We believe its scalability will accommodate client growth and diverse applications, from workplace experiences to meeting room reservations, analytics, and security. We believe Visor will reflect our commitment to leading spatial computing's future and expect that it will establish Immersed as a driving force in the enterprise collaboration landscape.

Scalability. We are building to support customers' expanding needs and uses. We believe our solutions will allow for employee growth and will aid onboarding and employee orientation.

We believe our integrated strategy is a major competitive advantage in an increasingly competitive field.

Employees

Our employees are critical to our success. As of June 11, 2025, we had a total of 27 team members, 14 of which are full-time employees. Our team members include one management personnel, three marketing personnel, 21 technical and engineering personnel, one customer service personnel, and one finance, legal, human resource, and administration personnel. To date, we have not experienced any work stoppages and consider our relationship with our employees to be in good standing. None of our employees are represented by a labor union or are subject to a collective bargaining agreement.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

You should carefully consider the risks described below in addition to all other information included in this Offering Statement before making an investment decision. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, results of operations and financial condition.

This Offering Statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this Offering Statement. You should read "Cautionary Note Concerning Forward-Looking Statements" for more information.

Risks Related to the Business

We may need to raise additional funds and these funds may not be available when needed.

We may need to raise additional funds in the future to further scale our business and expand to additional markets. We may raise additional funds through the issuance of equity, equity-related or debt securities, or by obtaining credit from financial institutions. We cannot be certain that additional funds will be available on favorable terms when required, or at all. If we cannot raise additional funds when needed, our financial condition, results of operations, business and prospects could be materially and adversely affected. If we raise funds through the issuance of debt securities or other loan transactions, we could face significant interest payments, covenants that restrict our business, or other unfavorable terms. In addition, to the extent we raise funds through the sale of additional equity securities, our stockholders would experience additional dilution.

We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than would be desirable. In such a case, we may be required to relinquish rights to some of our technologies or product candidate or agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results, and prospects.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs, the commercialization of any product candidate, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition, and results of operations.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily with the issuance of equity securities, debt and cash generated from sales from our platform, including consumer subscriptions and order deposits. We cannot be certain when or if our operations will generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business and may require additional funds to respond to business challenges, including the need to develop new solutions, products, services or enhance our existing solutions, products or services, enhance our operating infrastructure, expand globally and acquire complementary businesses and technologies. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt, equity, or other securities. As a result, our stockholders bear the risk of future issuances of debt, equity, or other securities reducing the value of our common stock and diluting their interests. Our inability to obtain adequate financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue to support our business growth, respond to business challenges, expand our operations or otherwise capitalize on our business opportunities due to lack of sufficient capital. Even if we are able to raise such capital, we cannot assure you that it will enable us to achieve better operating results or grow our business.

We have a history of losses and expect to incur significant expenses and continuing losses at least for the near term.

We incurred a net loss of approximately $14,269,329 and $5,307,684 for the years ended December 31, 2024 and 2023, respectively, and, as of December 31, 2024, had an accumulated deficit of approximately $31,374,391. We believe we will continue to incur operating and net losses each quarter at least for the near term. Even if we achieve profitability, there can be no assurance that we will be able to maintain profitability in the future. Though Immersed's leadership team desires to reach profitability as soon as possible and maintain it, our potential profitability is particularly dependent upon the continued adoption of spatial computing and the use of our platform by commercial and individual consumers, which may not occur at the levels we currently anticipate or at all.

We have historically funded the net cash needed for operating and investing activities through the sale of equity. We have cash and cash equivalents to fund our forecasted operating expenses, working capital requirements and capital expenditures through April 2026. Therefore, we do not have adequate liquidity to meet our forecasted obligations for a period of one year from the date of this Offering. In August 2023, we raised capital through the issuance of convertible promissory in the aggregate amount of $450,000 and through a public crowdfunding campaign in which we raised $3 million. In 2024, we raised capital through the issuance of convertible promissory notes in the aggregate amount of $4.1 million. Additionally, we entered into multiple agreements with merchant cash advance providers, and as of December 31, 2024, the aggregate outstanding amount was $295,350, net of unamortized discount of $78,735. We also entered into several loan agreements, and as of December 31, 2024, the aggregate outstanding amount was $195,854, net of unamortized discount of $32,087. In January 2025, we raised capital through the issuance of convertible promissory notes in the aggregate amount of $1,755,734 million in connection with a public crowdfunding campaign which closed in May 2025. See also "Debt" and "Financial Information." Our plan is to raise additional capital through the issuance and sale of the Shares in connection with this Offering. If we are unable to raise additional capital through this Offering, we will decrease spending levels for labor, and sales and marketing programs, and we will also reduce discretionary spending, including reducing our direct and indirect labor, reducing sales and marketing costs and focusing our available capital on a reduced number of prioritized activities and programs, in order to have sufficient liquidity to fund our operations for at least one year from the date of the issuance of these financial statements. We cannot assure you that such measures would be sufficient to enable us to fund our operations for one year from the date of issuance of the financial statements if we are unable to raise sufficient funds in connection with this Offering.

We are subject to liquidity risk.

Liquidity risk arises through the excess of financial obligations due over available financial assets at any point in time. Our objective in managing liquidity risk will be to maintain sufficient readily available cash reserves and credit in order to meet its liquidity requirements at any point in time. As we do not currently have revenue and are not expected to have revenue in the foreseeable future, we will be reliant upon debt and equity financing to mitigate liquidity risk. The total cost and planned timing of acquisitions and/or other development or construction projects is not currently determinable, and it is not currently known precisely when we will require external financing in future periods. There is no guarantee that external financing will be available on commercially reasonable terms, or at all, and our inability to finance future development and acquisitions would have a material and adverse effect on us and our business and prospects.

We may not be able to continue as a "going concern."

The Company sustained recurring losses and negative cash flows from operations for the years ended December 31, 2024 and 2023, along with a significant accumulated deficit as of December 31, 2024. These factors, among others, raise substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is dependent on various factors, such as our ability to continue to raise additional debt or equity financing, including through this Offering, and to increase revenue through our sales efforts. We cannot assure you that the consummation of this Offering will eliminate any doubts about our ability to continue as a going concern. We cannot provide any assurance that we will be able to raise sufficient additional capital to meet the needs of our business. If we are unable to continue as a going concern, we may be forced to sell our assets, seek bankruptcy relief or otherwise restructure our balance sheet or liquidate, and you could lose all or a substantial portion of your investment.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at a similar rate, if at all.

This Offering Statement includes estimates of the addressable market for our products. The estimates of market opportunity and forecasts of market growth we have made and may make may prove to be inaccurate. Market opportunity estimates and growth forecasts, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that affect the calculation of our market opportunity are also subject to change over time.

Estimates of market opportunity in industries are uncertain, given the earlier stage of adoption of solutions for AR/VR in the markets. Our estimates of the addressable market opportunities depend on a variety of factors, including the number of potential users of our platform across various industries. We cannot be sure that such industries will adopt AR/VR generally, or our solutions specifically, to any particular extent or at any particular rate.

Our expectations regarding potential future market addressable opportunities are subject to even greater uncertainty. For example, our expectations regarding future market opportunities depend, among other things, on the extent to which we are able to develop new products and features that expand the applicability of our software platform. In addition, our expectations regarding future market opportunities represented by augmented reality and virtual reality applications are subject to uncertainties relating from the fact that such applications are at relatively early stages of development and may not grow at the rates we expect. The extent to which engineers, technicians or other potential users of our platform in industries outside higher education are representative of other future market opportunities will depend on those industries having use cases that can be served by AR/VR content. Our ability to address those opportunities will depend on our developing products that are responsive to those use cases.

We cannot assure you that any particular number or percentage of addressable users or companies covered by our market opportunity estimates will purchase our solutions at all or generate any particular level of revenue for us. In addition, any expansion in our market depends on a number of factors, including the cost, performance and perceived value associated with our platform and those of our competitors.

Even if the market in which we compete meets the size estimates and growth we forecast, our business could fail to achieve a substantial share of this market or grow at a similar rate, if at all. Our growth is subject to many risks and uncertainties. Accordingly, the estimates of market opportunity or forecasts of market growth we have made and may make should not be taken as indicative of our future growth.

We currently face competition from a number of companies and expect to face significant competition in the future as the market for spatial computing develops. If we do not compete effectively, our business, financial condition, and results of operations could be harmed.

The spatial computing market is relatively new and competition is still developing. The markets in which we operate are highly competitive. A significant number of companies have developed or are developing AR/VR solutions that currently, or in the future may, compete with some or all of our offerings and we also compete with competitors offering traditional, offline methods of workplace interaction and productivity. As we look to market and sell our platform to potential customers with existing solutions, we must convince their internal stakeholders that our platform is superior and/or more cost-effective to their current solutions.

With respect to our software platform, we primarily compete against Meta Workrooms, EngageXR, Virbela, etc., in the spatial computing industry. Outside of the enterprise industry, we also compete with other development platforms that offer virtual screens like Virtual Desktop, BigScreen, and Apple Vision Pro.

With respect to our Immersed Visor, we compete in a fragmented ecosystem composed of select divisions of large, well-established companies as well as privately held companies. The large companies in our ecosystem may play multiple roles given the breadth of their business. Examples of these large companies are Apple, Meta, Google, HTC, Bytedance and Microsoft. Most of these companies are or could be seen as our competition.

With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense or become even more intense in the future. Some of our actual and potential competitors have been acquired by other larger companies and have made or may make acquisitions, or may enter into partnerships or other strategic relationships that may provide more comprehensive offerings than they offered individually or achieve greater economies of scale than us.

Our competitors vary in size and in the breadth and scope of the solutions offered. Some of our competitors and potential competitors have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets and greater financial and operational resources than we do. Further, other potential competitors not currently offering competing products or services may expand their offerings to compete with our platform or enter the market through acquisitions, partnerships or strategic relationships. In addition, our current and potential competitors may have or establish cooperative relationships among themselves or with our customers or other third parties that may further enhance their resources and offerings in our addressable market. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and customer requirements. An existing competitor or new entrant could introduce new technology that is perceived to be easier to use or otherwise favorable to ours, which could reduce demand for our software platform or Immersed Visor.

For all of these reasons, we may not be able to compete successfully against our current or future competitors, which could result in the failure of our platform to continue to achieve or maintain market acceptance, which would harm our business, results of operations and financial condition.

Our business, like many others, is susceptible to the potential risks and uncertainties associated with general economic downturns, including those resulting from future pandemics. These economic downturns could significantly impact our operations, financial performance, and overall business.

The impact of a future pandemic, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, could create significant volatility in the global and domestic economy and lead to reduced economic activity.

The following are potential risks associated with a general economic downturn resulting from a future pandemic:

- Reduced Customer Spending: Economic downturns often lead to reduced consumer and business spending, resulting in decreased demand for our VR collaboration application and services. Organizations may cut back on non-essential expenses, including technology investments, negatively impacting our revenue.

- Delayed Decision-Making: During economic uncertainty, businesses may postpone or delay making purchasing decisions, leading to longer sales cycles and potential revenue decline.

- Reduced Funding and Investments: Economic downturns can lead to reduced venture capital funding, fewer investments in technology companies, and lower valuations, limiting our ability to raise necessary capital for growth and expansion.

- Disrupted Supply Chains: Economic downturns may disrupt supply chains, affecting the availability of necessary hardware components, equipment, and resources required for our platform's functionality.

- Impact on Advertising and Marketing: Organizations may cut back on advertising and marketing budgets during economic downturns, making it challenging to attract new users and customers to our platform.

- Subscription Cancellations: Economic pressures may lead businesses and individuals to cancel or downgrade their subscriptions, reducing our recurring revenue and impacting overall financial stability.

These potential risks associated with an economic downturn resulting from a future pandemic could significantly impact our operations, financial performance, and overall business.

As a provider of a virtual reality software solution for hybrid and remote work, we face potential risks associated with the post-pandemic return to office. The shift back to traditional office environments could impact the demand for our AR/ VR collaboration application and remote work solutions.

The following are potential risks associated with the return to the office:

- Reduced Demand for Remote Work Solutions: Organizations may transition back to in-office work arrangements, leading to decreased demand for remote-only work tools and virtual collaboration solutions.

- Disrupted Business Model: A widespread return to office environments could challenge our business model, which focuses on providing virtual collaboration tools for hybrid and remote work scenarios.

- Loss of Users: Users who adopted our platform primarily for remote work purposes may no longer require our solution once they return to office settings, leading to a potential loss of users and subscribers.

- Competition from Traditional Tools: Organizations may revert to using traditional communication and collaboration tools commonly used in office settings, reducing the perceived need for virtual reality solutions.

- Adaptation to New Market Dynamics: We may need to adapt our product offering to cater to a changing market dynamic where remote work coexists with office-based work, which could require additional development efforts and resources.

These potential risks associated with post-pandemic return to work could significantly impact our operations, financial performance, and overall business.

Our success may be reliant on the development and integration of the Immersed Visor, which could introduce additional risks and challenges to the business. The following considerations address the potential risks associated with developing and incorporating essential hardware.

While we are in advanced discussions with various potential partners to help to develop and manufacture the Immersed Visor, no formal agreement/partnership has been struck yet. There is a risk that the plans for the Immersed Visor do not come to fruition since developing new hardware components involves intricate engineering, design, manufacturing, and testing processes. Technical challenges, unforeseen complexities, or delays in the development timeline could impact product launch schedules, leading to missed opportunities and revenue targets. Additionally, integrating new hardware seamlessly into our existing software platforms may be complex. Compatibility issues, interoperability challenges, or disruptions during integration could lead to customer frustration and hinder the successful deployment of the integrated solution. Developing and manufacturing hardware often involves significant upfront costs. Cost overruns due to unexpected expenses in research, development, production, or supply chain management could strain financial resources and negatively impact profitability.

The success of new hardware components depends on their adoption by customers. Poor market reception, reluctance to adopt new technology, or the emergence of competing solutions could impact the demand for the hardware product. Scaling up production to meet demand can be challenging. Scaling too quickly may lead to production issues, while scaling too slowly may result in missed market opportunities. The hardware development process may span multiple years, during which technology evolves rapidly. There is a risk that the developed hardware may become obsolete before or shortly after its launch, affecting its competitiveness and appeal.

Hardware development and manufacturing processes can have environmental implications. Failing to consider sustainable practices and address environmental concerns could lead to reputational damage and regulatory challenges. Offering warranties and providing reliable customer support for hardware products is essential. Inadequate warranty coverage or inefficient customer support could lead to dissatisfied customers and decreased brand loyalty. If the Immersed Visor is not manufactured and sold or is sold but received poorly, this could significantly impact our operations, financial performance, and overall business.

We will rely on a limited number of suppliers and manufacturers for the Visor, and availability of supplied hardware may be affected by factors such as tariffs or supply disruptions and general economic conditions. We may not be able to obtain sufficient components or completed Visors to meet our needs, or obtain such materials on favorable terms or at all, which could impair our ability to fulfill orders in a timely manner or increase our costs of production.

We will rely on a limited number of manufacturers and suppliers of components for the Visor, including in some cases only a single supplier. This reliance on a limited number of suppliers and manufacturers increases our risks, since we do not currently have proven reliable alternative or replacement manufacturers beyond these key parties. In the event of interruption, we may not be able to increase capacity from other sources or develop alternate or secondary sources, and if such sources become available, they may result in material additional costs and substantial delays.

Further, our suppliers are subject to government restrictions. Such restrictions may have a material adverse effect on our suppliers' ability to manufacture and supply such components in a timely manner. Such disruptions could adversely affect our business if it is not able to meet customer demands. In addition, some of our suppliers and manufacturers are located in China. Our access to suppliers in China may be limited or impaired as a result of tariffs or other government restrictions in response to geopolitical factors. The company must ensure that its own-brand hardware products comply with industry standards, safety regulations, and other legal requirements.

The company is dependent on its ability to secure favorable terms and pricing, and to maintain positive a relationship with its third-party manufacturers. Disagreements, contractual disputes, or changes in terms could impact the company's profitability and operational efficiency.

If we face supply constraints for any of the reasons described above, it may not be possible to obtain or increase supplies on acceptable terms, which may undermine our ability to satisfy customer demands in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build and supply necessary hardware components in sufficient volume.

Identifying suitable suppliers can be an extensive process that requires us to become satisfied with our suppliers' quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant suppliers or manufacturers would have an adverse effect on our business, financial condition and operating results.

As a company planning to sell and distribute our own-brand hardware manufactured by a third party, we face specific risks associated with the manufacturing, quality control, branding, and customer experience of these products that could harm our business, financial condition or result of operations.

By planning to rely on third-party manufacturers to produce the Immersed Visor, our success relies on the manufacturing capabilities, quality, and reliability of third-party manufacturers. Any disruption in the manufacturing process, quality issues, or failure to meet production deadlines could lead to supply shortages, delays, and potential revenue loss. We introduce risks that could impact our product availability. Ensuring consistent quality and performance of the manufactured hardware requires stringent quality control measures. Failure to maintain quality standards can lead to product defects, customer dissatisfaction, and potential legal claims.

In addition, the quality and reliability of our products directly impact our brand reputation. Poor- quality products or product defects could tarnish our brand image and erode customer trust. The company may face risks related to intellectual property infringement or counterfeiting of its own-brand hardware by third parties. Legal disputes, reputational damage, and lost sales could result from such activities.

Inconsistent product quality, functionality, or customer support can lead to a negative customer experience, reduced customer satisfaction, and potential loss of repeat business.

Our products must comply with relevant regulations and standards to ensure they are safe and legal for consumers to use. Non-compliance could result in fines, recalls, or legal actions. Any one of the risks associated with selling and distributing our own-brand hardware manufactured by a third party could harm our business, financial condition or result of operations.

If we fail to retain current subscribers or add new subscribers, our business would be seriously harmed.

We had over 1.3 million free and paid subscribers as of December 31, 2024. Our future revenue growth will depend in significant part on our ability to retain our existing customers and increase the number of our subscribers. Spatial data is an emerging market, and businesses and consumers may not adopt the use of spatial computing or our platform on a widespread basis or on the timelines we anticipate. It is possible that our paid subscriber growth rate could decline over time if we achieve higher market penetration rates. If current and potential subscribers do not perceive our platform and products as useful, we may not be able to attract new subscribers or retain existing subscribers.

There are many factors that could negatively affect subscriber retention and growth, including if:

- our competitors develop superior offerings or attempt to mimic our products, which could harm our subscriber engagement and growth;

- we fail to introduce new products and services or those we introduce are poorly received;

- we are unable to continue to develop products that work with a variety of mobile operating systems, networks, smartphones and computers;

- there are changes in subscriber sentiment about the quality or usefulness of our existing products;

- there are concerns about the privacy implications, safety, or security of our platform or products;

- there are changes in our platform or products that are mandated by legislation, regulatory authorities or litigation, including settlements or consent decrees that adversely affect the subscriber's experience;

- technical or other problems frustrate subscribers' experiences with our platform or products, particularly if those problems prevent us from delivering our products in a fast and reliable manner; or

- we fail to provide adequate service to subscribers.

Decreases to our subscriber retention or growth could seriously harm our business and results of operation.

Computer malware, viruses, ransomware, hacking, phishing attacks and other network disruptions could result in security and privacy breaches and interruption in service, which would harm our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking and phishing attacks against online networks have become more prevalent and may occur on our systems in the future. Any successful attempts by cyber attackers to disrupt our services or systems could result in mandated user notifications, litigation, government investigations, significant fines and expenditures; divert management's attention from operations; deter people from using our platform; damage our brand and reputation; and materially adversely affect our business and results of operations.

Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. Efforts to prevent cyber attackers from entering computer systems are expensive to implement, and we may not be able to avoid attacks that arise through computer systems of our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract subscribers.

We have not previously experienced, but may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our services are unavailable when subscribers attempt to access them, they may seek other services, which could reduce demand for our solutions from target subscribers.

In the event of a disaster or catastrophe, we would seek to recover a local version of our code base and push it back up to another repository. It may be difficult or impossible to perform these steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which would adversely affect our business and financial results.

Our products are highly technical and may contain undetected software bugs or hardware errors, which could manifest in ways that could seriously harm our reputation and our business.

Our products and services are highly technical and complex. Our platform and any products we may introduce in the future may contain undetected software bugs, hardware errors, and other vulnerabilities. These bugs and errors can manifest in any number of ways in our products and services, including through diminished performance, security vulnerabilities, malfunctions, or even permanently disabled products. We have a practice of rapidly updating our products and some errors in our products may be discovered only after a product has been shipped and used by customers. Any errors, bugs or vulnerabilities discovered in our code after release could damage our reputation, drive away customers, lower revenue, and expose us to damages claims, any of which could seriously harm our business.

We could also face claims for product liability, tort, or breach of warranty. In addition, our contracts with subscribers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and seriously harm our reputation and business. In addition, if our liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business could be seriously harmed.

Our platform facilitates user interactions within a virtual environment, creating opportunities for collaboration, communication, and networking. While we strive to foster a positive and inclusive community, there are inherent risks associated with user behavior, including potential harassment, abuse, or inappropriate conduct.

As such, we acknowledge the following risks related to user interaction:

- Harassment and Inappropriate Conduct: Users may engage in harassment, cyberbullying, or other forms of inappropriate behavior while interacting within the virtual environment. Such actions can lead to negative experiences, emotional distress, and harm to affected users. Instances of harassment could tarnish our reputation and discourage user adoption, leading to potential financial and operational consequences.

- Privacy Violations: Within a virtual environment, users may inadvertently or intentionally share sensitive personal information or violate others' privacy rights. Failure to address privacy concerns adequately could lead to legal and regulatory issues, impacting our business operations.

- User Compliance: Despite implementing guidelines and community standards, some users may disregard our policies on appropriate behavior, leading to continued misconduct. This non-compliance could lead to a hostile virtual environment and potential consequences for our platform's reputation and user retention.

- Content Moderation Challenges: As our platform enables user-generated content, we may face difficulties in effectively moderating and reviewing all interactions for potential violations. Inadequate content moderation may expose users to harmful behavior, negatively impacting our platform's user experience and brand perception.

We have identified a significant deficiency in our design and implementation of internal controls to formalize roles and review responsibilities. If unable to remediate this significant deficiency or if management identifies additional deficiencies in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report its financial position or results of operations, which may adversely affect our business and stock price or cause our access to the capital markets to be impaired.

In connection with the preparation of our financial statements as of and for the years ended December 31, 2024 and 2023, we identified the below significant deficiency. A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in internal control to be a significant deficiency:

- We did not design and implement controls to formalize roles and review responsibilities to align the team's skills and experience, including segregation of duties considerations.

Additionally, this significant deficiency could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected. Ineffective design and implementation controls to formalize roles and review responsibilities could expose us to an increased risk of financial reporting fraud and the misappropriation of assets.

Our failure to implement and maintain effective internal controls to formalize roles and review responsibilities could result in errors in our financial statements that could result in a restatement of our financial statements, and could cause us to fail to meet our reporting obligations, any of which could diminish investor confidence in us and cause a decline in the price of our Common Stock. Failure could also subject us to potential regulatory investigations and civil or criminal sanctions.

We intend to implement measures to remediate this significant deficiency, including designing and implementing controls to formalize roles and review responsibilities to align the team's skills and experience, including segregation of duties. The primary costs associated with such measures are corresponding recruiting and additional salary and consulting costs, which are difficult to estimate at this time but which may be significant. These additional resources and procedures are intended to enable us to formalize our internal control procedures and documentation and to establish more robust processes to support our internal control over financial reporting, including clearly defined roles and responsibilities and appropriate segregation of duties.

The significant deficiency will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time, and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively. We currently expect that our remediation plan will be implemented upon the closing of this Offering, following which we will continue to test such controls over time. We cannot predict the success of such efforts or the outcome of our assessment of the remediation efforts. Our efforts may not remediate this significant deficiency in our design and implementation of internal controls to formalize roles and review responsibilities, or additional deficiencies may be identified in the future.

Operating system platform providers or application stores may change terms of service, policies or technical requirements to require us or our customers to change data collection and privacy practices, business models, operations, practices, advertising activities or application content, which could adversely impact our business.

We and our customers are subject to the standard policies and terms of service of the operating system platforms on which we create, run and monetize applications and content, as well as policies and terms of service of the various application stores that make applications and content available to end users. These policies and terms of service govern the promotion, distribution, content, technical requirements, and operation generally of applications and content on such platforms and stores. Each of these platforms and stores has broad discretion to change and interpret its terms of service and policies with respect to us, our customers and other creators, and those changes may be unfavorable to us or our customers' use of our platform. An operating system platform or application store may also change its fee structure, add fees associated with access to and use of its platform, alter how customers are able to advertise on their platform, change how the personal or other information of its users is made available to application developers on their platform, limit the use of personal information for advertising purposes or restrict how end users can share information on their platform or across other platforms.

In particular, operating system platform providers or application stores such as Apple or Google may change their technical requirements or policies in a manner that adversely impacts the way in which we or our customers offer solutions or collect, use, and share data from end-user devices. Restrictions on our ability to collect and use data as desired could negatively impact our resource planning and feature development planning for our software. Actions by operating system platform providers or application stores such as Apple or Google may affect the manner in which we or our customers offer solutions or collect, use, and share data from end-user devices. For example, Apple has recently implemented a requirement for applications using its mobile operating system, iOS, to affirmatively (on an opt-in basis) obtain an end user's permission to "track them across apps or websites owned by other companies" or access their device's advertising identifier for advertising and advertising measurement purposes, as well as other restrictions. The long-term impact of these and other privacy and regulatory changes remains uncertain. In addition, if customers have applications removed from these third-party platforms because of a change in platform guidelines that impact our code or practices, we could be exposed to legal risk and lose customers. In addition, these platforms could change their business models and could, for example, increase application store fees to our customers, which could have an adverse impact on our business.

If we or our customers were to violate, or an operating system platform provider or application store believes that we or our customers have violated, its terms of service or policies, that operating system platform provider or application store could limit or discontinue our or our customers' access to its platform or store. In some cases, these requirements may not be clear, and our interpretation of the requirements may not align with the interpretation of the operating system platform provider or application store, which could lead to inconsistent enforcement of these terms of service or policies against us or our customers and could also result in the operating system platform provider or application store limiting or discontinuing access to its platform or store. An operating system platform provider or application store could also limit or discontinue our access to its platform or store if it establishes more favorable relationships with one or more of our competitors or it determines that it is in their business interests to do so. Any limitation on or discontinuation of our or our customers' access to any third-party platform or application store could adversely affect our business, financial condition, or results of operations.

We are dependent on the success of our customers in the enterprise market. Adverse events relating to our customers could have a negative impact on our business.

Our enterprise customers use our software platform to enable their staff to work and collaborate in virtual offices. As a result, our success depends in part on the ability of our customers to integrate their business with our solutions. If our customers' marketing efforts are unsuccessful or if our customers experience a decrease in demand for their business, sales of our platform could be reduced. The enterprise market is characterized by intense competition, rapid technological change, increased focus by regulators, and economic uncertainty and, as such, there is no guarantee that any of our customers' AR/VR experiences will gain any meaningful traction with end users which is ultimately required. If our customers fail to use our platform in their business, and we are not able to maintain a diversified portfolio of customers, our results of operations may be adversely affected.

Third parties with whom we do business may be unable to honor their obligations to us or their actions may put us at risk.

We rely on third parties, including our strategic partners, for various aspects of our business, including deep technology collaborations, development and manufacturing outsourcing, co-marketing, advertising partners, development services agreements and revenue share arrangements. Their actions may put our business, reputation and brand at risk. In many cases, third parties may be given access to sensitive and proprietary information or personal information in order to provide services and support to our teams or customers, and they may misappropriate and engage in unauthorized use of our information, technology or customers' data.

In addition, the failure of these third parties to provide adequate services and technologies, or the failure of the third parties to adequately maintain or update their services and technologies, could result in a disruption to our business operations. Further, disruptions in the mobile application industry, financial markets, economic downturns, poor business decisions, or reputational harm may adversely affect our partners and may increase their propensity to engage in fraud or otherwise illegal activity which could harm our business reputation, and they may not be able to continue honoring their obligations to us, or we may cease our arrangements with them. Alternative arrangements and services may not be available to us on commercially reasonable terms or at all and we may experience business interruptions upon a transition to an alternative partner or vendor. If we lose one or more business relationships, or experience a degradation of services, our business could be harmed, and our financial results could be adversely affected.

We plan to use third party partners to sell, market, and deploy our solutions to a variety of customers, and our failure to effectively develop, manage, and maintain our indirect sales channels would harm our business.

We plan to use third party partners to sell, market, and deploy our platform to a variety of customers. Loss of or reduction in sales through these third parties could reduce our revenue. Identifying and retaining strategic partners, training them in our technology and solution offerings, and negotiating and documenting relationships with them, requires significant time and resources. We cannot assure you that we will be able to maintain our relationships with our strategic partners on favorable terms or at all.

Third party partners may cease marketing our software platform and the Immersed Visor with limited or no notice and without penalty. Further, a substantial number of our agreements with third parties are non-exclusive such that they may offer customers the products of several different companies, including products that compete with ours. Third party partners may favor our competitors' products or services over ours, including due to incentives that our competitors provide to them. If our third-party partners do not effectively sell, market or deploy our platform and Immersed Visor, choose to promote our competitors' products, or otherwise fail to meet the needs of our customers, our ability to sell our platform and Immersed Visor could be adversely affected.

Our direct sales force will be targeting larger customers, and sales to these customers involve risks that may not be present or that are present to a lesser extent with respect to sales to smaller customers or to individual consumers.

One of the factors affecting our growth and financial performance is the adoption of our platform and solutions by enterprise customers over legacy and proprietary technologies. To increase adoption within larger enterprise customers and to expand into new industries, where potential customers are typically larger organizations, we will utilize a direct sales organization. We have relatively limited experience selling our platform and solutions in industries outside of enterprise. To increase sales of our platform and solutions to other industries, we are expanding our sales organization with personnel who have experience in enterprise software sales in the specific industries on which we are focusing. If we do not effectively expand our direct sales capabilities to address these industries effectively and develop effective sales and marketing strategies for those industries, or if we focus our efforts on non-higher education industries that end up being slow adopters of our platform and solutions, our ability to increase sales of our platform and solutions to industries and for use cases outside of higher education will be adversely affected.

Sales to larger customers involve risks that may not be present or that are present to a lesser extent than with sales to smaller customers, such as longer sales cycles, more complex customer requirements, substantial upfront sales costs, and less predictability in completing some of our sales. For example, larger customers may require considerable time to evaluate and test our platform and those of our competitors prior to making a purchase decision, or may have specific compliance and product requirements we may not meet. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our platform, the discretionary nature of purchasing and budget cycles, and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to larger customers typically taking longer to complete. Moreover, larger customers are likely to begin to deploy our platform on a limited basis, but nevertheless demand configuration, integration services and pricing negotiations, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our platform widely enough across their organization to justify our substantial upfront investment. If we fail to increase adoption of our platform and solutions by larger enterprise customers, our growth could be impaired.

We intend to provide service-level agreement commitments related to our platform. If we fail to meet these contractual commitments, we could be obligated to provide refunds of prepaid amounts or other credits, which would lower our revenue and harm our business, financial condition and results of operations.

Our software platform will include service-level agreement commitments. If we are unable to meet the stated service-level commitments, including failure to meet the uptime and response time requirements under our customer agreements, we could face terminations with refunds of prepaid amounts or other credits, which could significantly affect both our current and future revenue. Any service-level failures could also damage our reputation, which could also adversely affect our business, financial condition and results of operations.

Indemnity provisions in various agreements to which we are a party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights, data protection and other losses.

Our agreements with our customers and other third parties may include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights, data protection or other data rights, damages caused by us to property or persons, or other liabilities relating to or arising from our software, services, platform, our acts or omissions under such agreements or other contractual obligations. Some of our historical indemnity agreements, and renewals of such agreements, provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. Although we attempt to contractually limit our liability with respect to such indemnity obligations in our more recent customer agreements, in some cases, the liability is not limited given other strategic facets of the relationship and we may still incur substantial liability related to such agreements, and we may be required to cease providing certain functions or features on our platform as a result of any such claims. Even if we succeed in contractually limiting our liability, such limitations may not always be enforceable. Any dispute with a customer or other third party with respect to such obligations could have adverse effects on our relationship with such customer or other third party and other existing or prospective customers, reduce demand for our platform and adversely affect our business, financial conditions and results of operations.

In addition, although we carry general liability insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed on us or otherwise protect us from liabilities or damages with respect to claims, including clams on such matters as alleged compromises of customer data, which may be substantial. Any such coverage may not continue to be available to us on acceptable terms or at all.

If we fail to offer high-quality support, our ability to retain and attract customers could suffer.

Our customers rely on our sales, customer success and customer support personnel and tools to resolve issues and realize the full benefits that our platform provides. High-quality support is important for the retention of our existing customers and expanding their use of our platform. The importance of these functions will increase as we expand our business, pursue new customers and seek to expand the use of our platform and solutions by enterprise customers in new industries outside of higher education. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to maintain and expand our solution to existing and new customers could suffer, and our reputation with existing or potential customers could suffer.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("**GAAP**") requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes appearing elsewhere in this Offering Statement. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant estimates and judgments involve revenue recognition, the valuation of our stock-based compensation awards, including the determination of fair value of our common stock, accounting for business combinations and income taxes, among others.

Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

Our current research and development efforts may not produce successful products or features that result in significant revenue, cost savings or other benefits in the near future. If we do not realize significant revenue from our research and development efforts, our business and operating results could be adversely affected.

Our future growth depends on penetrating new markets, adapting existing products to new applications and customer requirements, and introducing new projects that achieve market acceptance. We plan to incur significant research and development costs in the future as part of our efforts to design, develop, manufacture and introduce new products and enhance existing products. Our research and development ("**R&D**") expense was approximately $4.2 million for the year ended December 31, 2024, and is expected to grow substantially in the future.

Developing products and related enhancements in our field is expensive. Investments in R&D may not result in significant design improvements, marketable products or features or may result in products that are more expensive than anticipated. We may not achieve the cost savings or the anticipated performance improvements expected, and we may take longer to generate revenue from products in development, or generate less revenue than expected.

Our management believes that we must continue to dedicate a significant amount of resources to research and development efforts to maintain a competitive position. However, we may not receive significant revenue from these investments in the near future, or longer-term these investments may not achieve market acceptance, create additional revenue or become profitable, either of which could adversely affect our business and operating results.

Risks Related to our Intellectual Property

Our business may be adversely affected if we are unable to protect our spatial computing technology and intellectual property from unauthorized use by third parties.

We currently do not own any patents or registered trademarks. An inherent risk for companies that develop rapidly evolving technology is that the technology quickly becomes outdated and stale, meaning that it is often not worth the time and effort to apply for a patent for it. However, despite this challenge, our future success will depend, at least in part, on our ability to protect our core spatial computing technology and intellectual property. To accomplish this, when possible, we plan to rely on a combination of patents, trade secrets, employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to retain ownership of, and protect, our technology. Such agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology, and we may fail to consistently obtain, police and enforce such agreements. Failure to adequately protect our technology and intellectual property could result in competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in revenue, which would adversely affect our business prospects, financial condition and operating results.

Any failure to obtain, maintain, protect or enforce our intellectual property and proprietary rights could impair our ability to protect our proprietary technology and our brand.

Our success depends to a significant degree on our ability to obtain, maintain, protect and enforce our intellectual property rights, including our proprietary technology, know-how and our brand. We rely on a combination of trademarks, trade secret laws, patents, copyrights, service marks, contractual restrictions and other intellectual property laws and confidentiality procedures to establish and protect our proprietary rights. However, the steps we take to obtain, maintain, protect and enforce our intellectual property rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights.

If we fail to protect our intellectual property rights adequately, or fail to continuously innovate and advance our technology, our competitors could gain access to our proprietary technology and develop and commercialize substantially identical products, services or technologies. In addition, defending our intellectual property rights might entail significant expense. Any patents, trademarks or other intellectual property rights that we have or may obtain may be challenged or circumvented by others or invalidated or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions, such as opposition proceedings, or litigation.

In addition, despite our pending patent applications, we cannot assure you that our patent applications will result in issued patents. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications or licensed to us in the future may not provide us with competitive advantages, or may be successfully challenged by third parties.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our solutions and use information that we regard as proprietary to create products that compete with ours. Patent, trademark, copyright and trade secret protection may not be available to us in every country in which our platform and solutions are available. The value of our intellectual property could diminish if others assert rights in or ownership of our trademarks and other intellectual property rights, or trademarks that are similar to our trademarks. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, litigation or other actions may be necessary to protect or enforce our trademarks and other intellectual property rights.

Furthermore, third parties may assert intellectual property claims against us, and we may be subject to liability, required to enter into costly license agreements, required to rebrand our platform or prevented from selling our platform and solutions if third parties successfully oppose or challenge our trademarks or successfully claim that we or our infringe, misappropriate or otherwise violate their trademarks or other intellectual property rights. We may be subject to claims that we and our employees may have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of former employers or competitors. Litigation may be necessary to defend against these claims. We may be subject to unexpected claims of infringement of third-party intellectual property rights, either for intellectual property rights of which we are not aware, or for which we believe are invalid or narrower in scope than the accusing party. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel or be enjoined from selling certain products or providing certain services. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain products, which could severely harm our business.

In addition, the laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. As we expand our global activities, our exposure to unauthorized copying and use of our platform and proprietary information will likely increase. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights.

We enter into confidentiality and invention assignment agreements with our employees and independent contractors and enter into confidentiality agreements with other third parties, including suppliers and other partners.

However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets or that has or may have developed intellectual property in connection with their engagement with us. Moreover, we cannot assure you that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform. These agreements may be breached, and we may not have adequate remedies for any such breach.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation may be necessary in the future to enforce our intellectual property rights, such as rights under our software licenses, and to protect our trade secrets.

Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management, and could result in the impairment or loss of portions of our intellectual property.

Further, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property rights. Our inability to enforce our unique licensing structure, including financial eligibility tiers, and our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our platform, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our platform, or injure our reputation.

Our ability to acquire and maintain licenses to intellectual property may affect our revenue and profitability. These licenses may become more expensive and increase our costs.

While most of the intellectual property we use is created by us, we have also obtained rights to use intellectual property through licenses and service agreements with third parties.

Proprietary licenses typically limit our use of intellectual property to specific uses and for specific time periods. If we are unable to maintain these licenses or obtain additional licenses on reasonable economic terms or with significant commercial value, our revenue and profitability may be adversely impacted. These licenses may become more expensive and increase the advances, guarantees and royalties that we may pay to the licensor, which could significantly increase our costs and adversely affect our profitability.

We face potential risks associated with prior art. Prior art refers to existing technologies, patents, publications, or other publicly available information that may be relevant to our products or technology.

These risks include:

- Patent Infringement: Our technology and products may unknowingly infringe upon existing patents or intellectual property rights of other companies or individuals. Identifying and addressing potential patent infringement risks is crucial to avoid costly legal disputes and potential damages.

- Intellectual Property Challenges: We must be vigilant in conducting thorough searches for prior art to ensure that our products and technology are unique and do not infringe on existing intellectual property rights. Failure to identify prior art could lead to challenges from competitors or other stakeholders, negatively impacting our ability to protect our own intellectual property.

- Product Development Delays: Discovery of prior art that conflicts with our technology may require us to modify our product design or technology, leading to delays in product development and launch.

- Legal Liability: If our products or technology are found to infringe on existing patents or intellectual property rights, we may face legal liabilities, including injunctions, licensing fees, or damage claims.

- Loss of Market Advantage: Our competitors may hold patents or intellectual property rights that could give them a competitive advantage. Failure to identify and address potential infringement risks could limit our ability to compete effectively in the market.

We are and may in the future become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

Technology companies are frequently subject to litigation based on allegations of infringement or other violations of intellectual property rights. From time to time, the holders of intellectual property rights may assert their rights and urge us to take licenses, and/or bring suits alleging infringement or misappropriation of such rights.

There can be no assurance that we will be able to mitigate the risk of potential suits or other legal demands by such third parties. Although we may have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or in reaching business resolutions that are satisfactory to us. Defending any future claims can be expensive and impose a significant burden on management and employees, and we may receive unfavorable preliminary, interim, or final rulings in the course of litigation, which could seriously harm our business.

We may in the future become subject to additional intellectual property disputes, and may become subject to liability as a result of these disputes. Our success depends, in part, on our ability to develop and commercialize our solutions without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, there is no assurance that our technologies, products, services, or platform will not be found to infringe, misappropriate or otherwise violate the intellectual property rights of third parties. Lawsuits are time-consuming and expensive to resolve and they divert management's time and attention. Companies on the internet, technology, and other industries own large numbers of patents, copyrights, trademarks, domain names and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. As we face increasing competition and gain a higher profile, the possibility of intellectual property rights and other claims against us grows. Our technologies may not be able to withstand any third-party claims against their use.

In addition, many companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Any litigation may also involve patent holding companies or other adverse patent owners that have no relevant product revenue, and therefore, our patents and patent applications may provide little or no deterrence as we would not be able to assert them against such entities or individuals.

With respect to any intellectual property rights claim, we may have to seek a license to continue operations that are found or alleged to violate such rights. Such licenses may not be available, or if available, may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party is able to obtain an injunction preventing us from accessing such third-party intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our solutions or cease business activities related to such intellectual property.

To the extent that our subscribers and business partners become the subject of allegations or claims regarding the infringement or misappropriation of intellectual property rights related to our products and services, we may be required to indemnify such subscribers and business partners. Even if we are not a party to any litigation between a subscriber or business partner and a third party relating to infringement by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in subsequent litigation in which we are a named party.

In addition, we may need to settle litigation and disputes on terms that are unfavorable to us. Although we carry general liability insurance and patent infringement insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Any intellectual property claim asserted against us, or for which we are required to provide indemnification, may require us to do one or more of the following:

- cease selling or using products that incorporate the intellectual property rights that we allegedly infringe, misappropriate or violate;

- make substantial payments for legal fees, settlement payments, or other costs or damages;

- obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

- redesign or rebrand the allegedly infringing products to avoid infringement, misappropriation, or violation, which could be costly, time-consuming or impossible.

Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. We expect that the occurrence of infringement claims is likely to grow as the market for our solutions grow. Accordingly, our exposure to damages resulting from infringement claims could increase, and this could further exhaust our financial and management resources.

Risks Related to Immersed's Management, Brand, and Culture

We rely on the performance of highly skilled personnel, including our management and other key employees, and the loss of one or more of such personnel, or of a significant number of our employees, or the inability to attract and retain executives and employees we need to support our operations and growth, could harm our business.

Our success and future growth depend upon the continued services of our management team and other key employees. In particular, our Chief Executive Officer, is critical to our overall management, as well as the continued development of our platform, our culture and our strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. We also are dependent on the continued service of our existing software engineers because of the complexity of our solutions. Our senior management and key employees are employed on an at-will basis. We may terminate any employee's employment at any time, with or without cause, and any employee may resign at any time, with or without cause. The loss of one or more members of our senior management, especially our VP of XR Development and our primary OS Engineer, or other key employees could harm our business, and we may not be able to find adequate replacements. We cannot ensure that we will be able to retain the services of any members of our senior management or key employees.

In addition, to execute our growth plan, we must attract and retain highly qualified personnel. We have had difficulty quickly filling certain open positions in the past, and we expect to have significant future hiring needs. Competition is intense, particularly in Austin, Texas, for engineers experienced in designing and developing cloud-based platform products, data scientists with experience in machine learning and artificial intelligence and experienced sales professionals. In order to continue to access top talent, we will likely continue to grow our footprint of office locations, which may add to the complexity and costs of our business operations. From time to time, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached their legal obligations, resulting in a diversion of our time and resources. In addition, prospective and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, experiences significant volatility or increases such that prospective employees believe there is limited upside to the value of our equity awards, it may adversely affect our ability to recruit and retain key employees. In addition, we may experience employee turnover as a result of the ongoing "great resignation" occurring throughout the U.S. economy.

New hires require training and take time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

If we are unable to attract and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be adversely affected.

Our success depends, in part, on our continuing ability to identify, hire, train and retain highly qualified personnel. Any inability to do so effectively would adversely affect our business. Competition for employees is intense and the ability to attract, hire, train and retain them depends on our ability to provide competitive compensation. We may not be able to attract, hire or retain qualified personnel in the future, and any failure to do so would adversely affect our business, financial condition and financial results.

Our culture emphasizes innovation, and if we cannot maintain this culture as we grow, our business could be harmed.

We have a culture that encourages employees to develop and launch new and innovative solutions, which we believe is essential to attracting customers and partners and serving the best, long-term interests of our company. As our business grows and becomes more complex, it may become more difficult to maintain this cultural emphasis. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our strategies. If we fail to maintain our company culture, our business and competitive position may be harmed.

Risks Related to Data Privacy

Because we store, process, and use data, some of which contains personal information, we are subject to complex and evolving federal, state and foreign laws and regulations regarding privacy, data protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in investigations, claims, changes to our business practices, increased cost of operations, or declines in customers or retention, any of which could seriously harm our business.

We are subject to a variety of laws and regulations in the United States and other countries relating to user privacy, rights of publicity, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, consumer protection, taxation, and online-payment services. These laws can be particularly restrictive in countries outside the United States. Both in the United States and abroad, these laws and regulations constantly evolve and remain subject to significant change.

State and local governments and agencies in the jurisdictions in which we operate, and in which our subscribers operate or reside, have adopted or may adopt laws and regulations regarding the collection, use, storage, processing, and disclosure of information regarding consumers, which could impact our ability to offer services in certain jurisdictions. Laws and regulations relating to the collection, use, disclosure, security, and other processing of individuals' information can vary significantly from jurisdiction to jurisdiction and are particularly stringent in Europe. The costs of compliance with, and other burdens imposed by, laws, regulations, standards and other obligations relating to privacy, data protection and information security are significant. In addition, some companies, particularly larger enterprises, often will not contract with vendors that do not meet these rigorous standards. Accordingly, the failure, or perceived inability, to comply with these laws, regulations, standards, and other obligations may limit the use and adoption of our products and services, reduce overall demand, lead to regulatory investigations, litigation, and significant fines, penalties, or liabilities for actual or alleged noncompliance, or slow the pace at which we close sales transactions, any of which could harm our business. Moreover, if we or any of our employees or contractors fail or are believed to fail to adhere to appropriate practices regarding customers' data, we may damage our reputation and brand.

Additionally, existing laws, regulations, standards, and other obligations may be interpreted in new and differing manners in the future, and may be inconsistent among jurisdictions. Future laws, regulations, standards, and other obligations, and changes in the interpretation of existing laws, regulations, standards, and other obligations could result in increased regulation, increased costs of compliance and penalties for non-compliance, and limitations on data collection, use, disclosure, and transfer for us and our subscribers. Further, California adopted the California Consumer Privacy Protection Act ("**CCPA**") and the California State Attorney General has begun enforcement actions in connection with the CCPA.

The application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate. The costs of compliance with, and other burdens imposed by, laws and regulations relating to privacy, data protection and information security that are applicable to the businesses of customers may adversely affect ability and willingness to process, handle, store, use, and transmit certain types of information, such as demographic and other personal information.

In addition to government activity, privacy advocacy groups, the technology industry and other industries have established or may establish various new, additional or different self-regulatory standards that may place additional burdens on technology companies. Customers may expect that we will meet voluntary certifications or adhere to other standards established by them or third parties. If we are unable to maintain these certifications or meet these standards, we could reduce demand for our solutions and adversely affect our business. These laws and regulations may result in investigations, claims, changes to our business practices, increased cost of operations, or declines in customer retention and growth, any of which could seriously harm our business.

If we or our third-party service providers experience a security breach or unauthorized parties otherwise obtain access to our customers' data, our data, or our platform, our platform may be perceived as not secure, our reputation may be harmed, our business operations may be disrupted, demand for our platform may be reduced, and we may incur significant liabilities.

Operating our business and platform involves the collection, storage and transmission of sensitive, proprietary and confidential information, including personal information of our personnel, customers and their end users, our proprietary and confidential information and the confidential information we collect from our partners, customers and creators.

The security measures we take to protect this information may be breached as a result of cyber-attacks, computer malware, software bugs and vulnerabilities, malicious code, viruses, social engineering (including spear phishing and ransomware attacks), denial-of-service attacks (such as credential stuffing attacks), supply chain attacks and vulnerabilities through our third party vendors, hacking, and other efforts by individuals or groups of hackers and sophisticated organizations, including state-sponsored organizations or nation- states. Such incidents have become more prevalent in our industry in recent years. For example, attempts by malicious actors to fraudulently induce our personnel into disclosing usernames, passwords or other information that can be used to access our systems have increased and could be successful. Ransomware attacks are becoming increasingly prevalent and severe and can lead to significant interruptions, delays, or outages in our operations, loss of data, loss of income, significant extra expenses to restore data or systems, reputational harm, and the diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting payments. Our security measures could also be compromised by personnel, theft or errors, or be insufficient to prevent harm resulting from security vulnerabilities in software or systems on which we rely. Additionally, the COVID-19 pandemic and our remote workforce pose increased risks to our information technology assets and data. Future acquisitions could also expose us to additional cybersecurity risks and vulnerabilities from any newly acquired information technology infrastructure.

Such incidents have occurred in the past, and may occur in the future, resulting in unauthorized, unlawful or inappropriate access to, inability to access, disclosure of or loss of the sensitive, proprietary and confidential information that we handle. Investigations into potential incidents occur on a regular basis as part of our security program. Security incidents could also damage our IT systems, our ability to provide our platform and solutions, and our ability to make the financial reports and other public disclosures required under the securities laws.

We rely on third parties to provide critical services that help us deliver our solutions and operate our business. In the course of providing their services, these third parties may support or operate critical business systems for us or store or process personal information and any of the same sensitive, proprietary and confidential information that we

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handle. These third-party providers may not have adequate security measures and have experienced and could experience in the future security incidents that compromise the confidentiality, integrity or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly and we may not have recourse to the responsible third parties for the resulting liability we incur.

Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. While we have developed systems and processes designed to protect the integrity, confidentiality and security of our and our customers' confidential and personal information under our control, we cannot assure you that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. A security breach or other security incident, or the perception that one has occurred, could result in a loss of customer confidence in the security of our platform and damage to our reputation and brand, reduce demand for our solutions, disrupt normal business operations, require us to incur material costs to investigate and remedy the incident and prevent recurrence, expose us to litigation, regulatory enforcement action, fines, penalties and damages and adversely affect our business, financial condition and results of operations. These risks are likely to increase as we continue to grow and process, store and transmit an increasingly large volume of data.

We have contractual and legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted laws requiring companies to notify individuals, regulatory authorities and others of security breaches involving certain types of data. In addition, our agreements with certain customers and partners may require us to notify them in the event of a security breach. Such mandatory disclosures are costly, could lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our security measures.

A security breach could lead to claims by our customers, their end users or other relevant parties that we have failed to comply with contractual obligations to implement specified security measures. As a result, we could be subject to legal action or our customers could end their relationships with us. We cannot assure you that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages. Security breaches could similarly result in enforcement actions by government authorities alleging that we have violated laws requiring us to maintain reasonable security measures.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition, and results of operations.

In addition, we continue to expend significant costs to seek to protect our platform and solutions and to introduce additional security features for our customers, and we expect to continue to have to expend significant costs in the future. Any increase in these costs will adversely affect our business, financial condition, and results of operations.

We are subject to rapidly changing and increasingly stringent laws, contractual obligations, and industry standards relating to privacy, data security, and the protection of children. The restrictions and costs imposed by these requirements, or our actual or perceived failure to comply with them, could harm our business.

Our platform and solutions rely on our ability to process sensitive, proprietary, confidential, and regulated information, including personal information, trade secrets, intellectual property, and business information, which belongs to us or that we handle on behalf of others such as our customers. These activities are regulated by a variety of federal, state, local, and foreign privacy and data security laws and regulations, which have become increasingly stringent in recent years and continue to evolve. Any actual or perceived non-compliance could result in litigation and proceedings against us by governmental entities, customers, individuals or others; fines and civil or criminal penalties for us or company officials; obligations to cease offerings or to substantially modify our ways that make them less effective in certain jurisdictions; negative publicity and harm to our brand and reputation; and reduced overall demand for our platform or reduced returns on our Operate Solutions.

Internationally, most jurisdictions in which we or our customers operate have adopted privacy and data security laws. For example, the European Union's ("**EU**") General Data Protection Regulation (EU) 2016/679

("**GDPR**") applies to the European Economic Area ("**EEA**") and, in substantially equivalent form, to UK establishments and UK-focused processing operations ("**UK GDPR**"). European data protection laws, including EU GDPR, UK GDPR, and others, impose significant and complex burdens on processing personal information and provide for robust regulatory enforcement and significant penalties for noncompliance. For example, companies that violate the GDPR can face private litigation, bans on data processing and fines of up to the greater of 20 million Euros or 4% of their worldwide annual revenue.

Regulators, courts, and platforms have increasingly interpreted the GDPR and other data protection laws as requiring affirmative opt-in consent to use cookies and similar technologies for personalization, advertising, or analytics. A new regulation that has been proposed in the European Union, known as the ePrivacy Regulation, may further restrict the use of cookies and other online tracking technologies on which our platform relies, as well as increase restrictions on online direct marketing. Such restrictions could increase our exposure to regulatory enforcement action, increase our compliance costs, and adversely affect our business.

Globally, certain jurisdictions have enacted data localization laws and have imposed requirements for cross-border transfers of personal information. For example, the cross-border transfer landscape in Europe is currently unstable and other countries outside of Europe have enacted or are considering enacting cross- border data transfer restrictions and laws requiring data residency. For example, the GDPR and other European data protection laws also generally prohibit the transfer of personal information to countries outside the EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. In addition, Swiss and UK laws contain similar data transfer restrictions as the GDPR. The European Commission recently released guidance on Standard Contractual Clauses, a mechanism to transfer data outside of the EEA, which imposes additional obligations to carry out cross- border data transfers. Although there are currently valid mechanisms available to transfer data from these jurisdictions, there remains some uncertainty regarding the future of these cross-border data transfers.

Countries outside of Europe have enacted or are considering similar cross-border data transfer restrictions and laws requiring local data residency and restricting cross-border data transfer, which could increase the cost and complexity of doing business. If we cannot implement a valid mechanism for cross-border personal information transfers, we may face increased exposure to regulatory actions, penalties, and data processing restrictions or bans, and reduce demand for our services. Loss of our ability to import personal information from Europe and elsewhere may also require us to increase our data processing capabilities outside the U.S. at significant expense.

Additionally, in August 2021, China adopted the Personal Information Protection Law ("**PIPL**"), which takes effect on November 1, 2021. The PIPL introduces a legal framework similar to the GDPR and is viewed as the beginning of a comprehensive system for the protection of personal information in China, although numerous aspects of the law remain uncertain and developing and the impact that PIPL will have on businesses remains uncertain.

In the United States, federal, state, and local governments have enacted numerous privacy and data security laws, including data breach notification laws, personal information privacy laws, health information privacy laws, and consumer protection laws.

States have begun to introduce more comprehensive privacy legislation. For example, California enacted the California Consumer Privacy Act ("**CCPA**"), which took effect on January 1, 2020 and imposes several obligations on covered businesses, including requiring specific disclosures related to a business's collection, use, and sharing of personal information, new operational practices, and requirements to respond to requests from California residents related to their personal information. The CCPA contains significant potential penalties for noncompliance (up to $7,500 per violation). Additionally, it is anticipated that the California Privacy Rights Act of 2020 ("**CPRA**"), which became effective January 1, 2023, will expand the CCPA. The CPRA establishes a new California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of enforcement. Other states have enacted data privacy laws. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act, both of which became effective in 2023. In addition, data privacy and security laws have been proposed at federal, state, and local levels in recent years, which could further intensify the challenges associated with compliance efforts.

There is also increasing focus at the state and federal level on use of sensitive categories of data that we may be deemed to collect from time to time. For example, several states and localities have enacted statutes banning or restricting the collection of biometric information. Our platform and solutions employ technology to help creators build augmented and virtual reality applications, and their use to recognize and collect information about individuals could be perceived as subject to these biometric privacy laws. Although we have endeavored to comply with these laws, the collection of biometric information has increasingly been subject to litigation.

There are emerging cases applying existing privacy and data security laws in the U.S., such as the federal and state wiretapping laws in novel and potentially impactful ways, which may affect our ability to offer certain products. The outcome of these cases could cause us to make changes to our platform to avoid costly litigation, government enforcement actions, damages, and penalties under these laws, which could adversely affect our business, results of operations, and our financial condition.

Another area of increasing focus by regulators is children's privacy. Enforcement of longstanding privacy laws, such as the Children's Online Privacy Protection Act ("**COPPA**"), has increased and that trend is expected to continue under the new generation of privacy and data security laws, such as the GDPR, CCPA, and CPRA. For example, the U.K.'s Information Commissioner's Office recently enacted the Age- Appropriate Design Code ("**Children's Code**"), which imposes various obligations relating to the processing of children's data. We have previously been subject to claims related to the privacy of minors predicated on COPPA and other privacy and data security laws, and we may in the future face claims under COPPA, the GDPR, the Children's Code, the CCPA, the CPRA, or other laws relating to children's privacy.

In response to the increasing restrictions of global privacy and data security laws, our customers have sought and may continue to seek increasingly stringent contractual assurances regarding our handling of personal information and may adopt internal policies that limit their use of our Operate Solutions. In addition, privacy advocates and industry groups have regularly proposed, and may propose in the future, self- regulatory standards by which we are legally or contractually bound. If we fail to comply with these contractual obligations or standards, we may face substantial contractual liability or fines.

As also described in "Risk Factors—Operating system platform providers or application stores may change terms of service, policies or technical requirements to require us or our customers to change data collection and privacy practices, business models, operations, practices, advertising activities or application content, which could adversely impact our business," the requirements imposed by rapidly changing privacy and data security laws, platform providers, and application stores requires us to dedicate significant resources to compliance, and could also limit our ability to operate, harm our reputation, reduce demand for our platform, and subject us to regulatory enforcement action (including fines, investigations, audits, or bans on processing personal information), private litigation, and other liability. Such occurrences could adversely affect our business, financial condition, and results of operations.

Risks Related to Laws, Regulations, and the Global Economy

We may be materially adversely affected by the geopolitical conditions resulting from the invasion of Ukraine by Russia, and subsequent sanctions against Russia, Belarus and related individuals and entities, and the status of debt and equity markets, as well as protectionist legislation in our target markets.

The United States and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the recent invasion of Ukraine by Russia in February 2022. In response to such invasion, the North Atlantic Treaty Organization ("**NATO**") deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine during the ongoing military conflict, increasing geopolitical tensions with Russia. The invasion of Ukraine by Russia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing military conflict in Ukraine is highly unpredictable, the conflict could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. In addition, the invasion of Ukraine by Russia, and the impact of sanctions against Russia and the potential for retaliatory acts from Russia, could result in increased cyber-attacks against U.S. companies.

Additionally, changes in international trade policies by governments around the world, including the imposition or continuation of tariffs, could materially and adversely affect our business. In 2018, the U.S. imposed tariffs on certain imports from China and other countries, resulting in retaliatory tariffs by China and other countries. On February 1, 2025, the United States imposed a 25% tariff on imports from Canada and Mexico, which were subsequently suspended for a period of one month, and a 10% additional tariff on imports from China. Historically, tariffs have led to increased trade and political tensions, between not only the United States and China, but also between the United States and other countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. These tariffs, any new tariffs or policies imposed by governments around the world, or any resulting retaliatory measures, to the extent implemented, could increase our costs, reduce our sales and earnings or otherwise have an adverse effect on our operations.

Any of the abovementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions, could adversely affect our target business. The extent and duration of the Russian invasion of Ukraine, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. If these disruptions or other matters of global concern continue for an extensive period of time, our operations may be materially adversely affected.

We are subject to anti-corruption, anti-bribery, anti-money laundering, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations.

We are subject to the Foreign Corrupt Practices Act of 1977, as amended ("**FCPA**") and U.S. domestic bribery laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees and their third-party intermediaries from authorizing, offering or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector. The current U.S. President Donald Trump signed an Executive Order on February 10, 2025, pausing all future investigations and enforcement actions under the FCPA for at least 180 days, along with directing the U.S. attorney general to (1) resolve existing FCPA investigations or enforcement matters, taking into account the current administration's foreign policy objectives, and (2) issued updated FCPA guidelines or policies. As of the date of this Offering Statement, no new guidelines have been issued. As we increase our global sales and business to the public sector and further develop our reseller channel, we may engage with business partners and third-party intermediaries to market our solutions and obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our employees, representatives, contractors, partners and agents, even if we do not authorize such activities.

While we have policies and procedures to address compliance with such laws, we cannot assure you that none of our employees and agents will take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our global sales and business, our risks under these laws may increase.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti-bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

We are subject to governmental export and import controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we violate the controls.

The Immersed Visor will be subject to U.S. export controls. Our AR/VR headset and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception, or other appropriate government authorizations.

Furthermore, all our activities are subject to U.S. economic sanctions laws and regulations administered by the Office of Foreign Assets Control ("**OFAC**"), that prohibit the shipment of most solutions to embargoed jurisdictions or sanctioned parties without the required export authorizations. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities.

We have taken precautions to prevent our platform from being provided, deployed or used in violation of U.S. sanctions laws. We cannot assure you that our policies and procedures relating to export control and sanctions compliance will prevent violations in the future. If we are found to be in violation of U.S. sanctions or export control regulations, it can result in significant fines or penalties and possible incarceration for responsible employees and managers, as well as reputational harm and loss of business.

If we or our partners fail to obtain appropriate import, export, or re-export licenses or permits, we may also be adversely affected through reputational harm, as well as other negative consequences, including government investigations and penalties.

Also, various countries, in addition to the United States, regulate the import and export of certain encryption and other technology, including import and export licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit our customers' ability to implement our platform in those countries. Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in global markets, prevent our customers with global operations from deploying our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments or persons altogether. From time to time, various governmental agencies have proposed additional regulation of encryption technology.

Our customers outside of North America generated approximately 25%, and 33% of our revenue for the years ended December 31, 2024, and 2023, respectively, and our growth strategy includes further expanding our operations and customer base across all major global markets. However, any change in export or import regulations, economic sanctions or related legislation, increased export and import controls, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell our platform to, existing or potential customers with global operations. Any decreased use of our platform or limitation on our ability to export or sell our platform in major global markets would adversely affect our business, results of operations, and growth prospects.

Sales to government entities and highly regulated organizations are subject to a number of challenges and risks.

We may sell our software to U.S. federal, state, and local, as well as foreign, governmental agency customers, as well as to customers in highly regulated industries. Sales to such entities are subject to a number of challenges and risks. Selling to such entities can be highly competitive, expensive, and time-consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. Government contracting requirements may change and in doing so restrict our ability to sell into the government sector until we have attained the revised certification. Government demand and payment for solutions are affected by public sector budgetary cycles and funding authorizations and funding reductions or delays may adversely affect public sector demand that could develop for our solutions.

Further, governmental, and highly regulated entities may demand or require contract terms and product and solution features or certifications that differ from our standard arrangements and are less favorable or more difficult to maintain than terms that we negotiate with private sector customers or otherwise make available. Such entities may have statutory, contractual or other legal rights to terminate contracts with us or our partners for convenience or for other reasons. Any such termination may adversely affect our ability to provide our platform to other government customers and could adversely impact our reputation, business, financial condition and results of operations.

We are subject to laws and regulations worldwide, many of which are unsettled and still developing, and which could increase our costs or adversely affect our business.

We are subject to a variety of laws in the United States and abroad that affect our business, including state and federal laws regarding consumer protection, advertising, electronic marketing, protection of minors, data protection and privacy, data localization requirements, online services, anti-competition, labor, real estate, taxation, intellectual property ownership and infringement, export and national security, tariffs, anti- corruption and telecommunications, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States, and compliance with laws, regulations and similar requirements may be burdensome and expensive. Laws and regulations may be inconsistent from jurisdiction to jurisdiction, which may increase the cost of compliance and doing business. Any such costs, which may rise in the future as a result of changes in these laws and regulations or in their interpretation, could make our platform less attractive to our customers or cause us to change or limit our ability to sell our platform. We have policies and procedures designed to ensure compliance with applicable laws and regulations, but we cannot assure you that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding our platform may lessen the growth of mobile academic institutions and impair our business, financial condition or results of operations.

Any legal proceedings, claims against us, or other disputes could be costly and time-consuming to defend and could harm our reputation regardless of the outcome.

We are and may in the future become subject to legal proceedings and claims that arise from time to time, such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees.

Any litigation or dispute, whether meritorious or not, could harm our reputation, will increase our costs and may divert management's attention, time and resources, which may in turn harm our business, financial condition and results of operations. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, potentially harming our business, financial position and results of operations.

Risks Related to Taxation

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.

Our effective tax rate could increase due to several factors, including:

- changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;

- changes in tax laws, tax treaties, and regulations or the interpretation of them;

- changes to our assessment of our ability to realize our deferred tax assets that are based on estimates of our future results, the feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

- the outcome of current and future tax audits, examinations or administrative appeals; and

- limitations or adverse findings regarding our ability to do business in some jurisdictions. Any of these developments could adversely affect our results of operations.

Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could affect our business and future profitability.

We are an U.S. corporation that is subject to U.S. corporate income tax on our worldwide operations. Moreover, most of our operations and customers are located in the United States, and as a result, we are subject to various U.S. federal, state and local taxes. To the extent that we conduct activities with connections to other countries, we may be subject to taxes imposed by those countries. New U.S. federal, state and local, and, to the extent applicable, non-U.S., laws and policy relating to taxes may have an adverse effect on our business and future profitability. Further, existing U.S. and foreign tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2024, we had $28,107,567 of U.S. federal net operating loss carryforwards available to reduce future taxable income. Certain of these carryforwards may be carried forward indefinitely for U.S. federal tax purposes. It is possible that we will not generate taxable income in time to use these net operating loss carryforwards before their expiration or at all. Under legislative changes made in December 2017, U.S. federal net operating losses incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such net operating losses is limited. It is uncertain if and to what extent various states will conform to such federal tax law. In addition, the federal and state net operating loss carryforwards and certain other attributes may be subject to significant limitations under Section 382 and Section 383 of the U.S. Tax Code, respectively, and similar provisions of state law. Under those sections of the U.S. Tax Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws.

We could be required to collect additional sales, value added or similar taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our solutions and adversely affect our results of operations.

We collect sales, value added or similar indirect taxes in a number of jurisdictions. An increasing number of states have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state companies. Additionally, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al ("**Wayfair**") that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. Similarly, many foreign jurisdictions have considered or adopted laws that impose value added, digital service, or similar taxes, on companies despite not having a physical presence in the foreign jurisdiction. A successful assertion by one or more states, or foreign jurisdictions, requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The requirement to collect sales, value added or similar indirect taxes by foreign, state or local governments for sellers that do not have a physical presence in the jurisdiction could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could have a material adverse effect on our business and results of operations. We continually monitor the evolving tax requirements in the jurisdictions in which we operate and those jurisdictions where our customers reside.

Tax Consequences

IN VIEW OF THE COMPLEXITY OF THE TAX ASPECTS OF THE OFFERING, PARTICULARLY IN LIGHT OF CHANGES IN THE LAW AND POSSIBLE FUTURE CHANGES IN THE LAW AND THE FACT THAT CERTAIN OF THE TAX ASPECTS OF THE OFFERING WILL NOT BE THE SAME FOR ALL INVESTORS, PROSPECTIVE INVESTORS ARE STRONGLY ADVISED TO CONSULT THEIR TAX ADVISORS WITH SPECIFIC REFERENCE TO THEIR OWN TAX SITUATION PRIOR TO INVESTMENT IN THE COMPANY.

THE FOREGOING RISK FACTORS REFLECT MANY, BUT PERHAPS NOT ALL OF THE RISKS INCIDENT TO AN INVESTMENT IN THE COMPANY'S SHARES. EACH INVESTOR MUST MAKE HIS OWN INDEPENDENT EVALUATION OF THE RISKS OF THIS INVESTMENT.

Risks Related to the Securities in this Offering

The Convertible Notes lack liquidity and transferability.

There is currently no, and there will not be any, active secondary market for holders to either purchase or sell our Convertible Notes or our equity securities underlying such Convertible Notes. We are not responsible for supporting or maintaining a market for our Convertible Notes or our equity securities underlying our Convertible Notes. As a result, investors may be unable to sell or transfer their Convertible Notes or our equity securities underlying such Convertible Notes indefinitely, and thus may be unable to realize any profit on their investment. Investors who need to be able to liquidate their investment with certainty should not invest in our Convertible Notes.

The Valuation Cap and the different perks applicable to the Convertible Notes offered in this round have been determined by our management and our Board of Directors and such determination of valuation cap and perks may be arbitrary.

The Valuation Cap and the different perks applicable to the Convertible Notes offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessary bear any relationship to the Company's book values, assets, earnings, or other generally accepted valuation criteria. Such Valuation Cap and perks have been determined by our management as recommended and approved by our Board of Directors in its sole discretion projecting the value of the Company based on (i) our current business conditions and projections, (ii) our results of operations, financial position and capital resources, (iii) market conditions and the nature and history of our business, (iv) industry trends and competitive environment, (v) the addition of new commercial agreements, (vi) valuations of peer companies in our industry, (vii) projections of our future cash flows (because the present value of a future cash flow increases as the future cash flow gets closer) and (viii) overall economic indicators, including gross domestic product, employment, inflation and interest rates. The Company may offer Convertible Notes with different valuation caps to different investors or groups of investors, based on factors such as investor's status and timing of investment, or other criteria determined by management. These varying valuation caps and perks have not been determined by an independent valuation specialist, investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the Valuation Cap and perks should not be considered to be indicative of the actual value of the Company or its securities offered hereby.

As a result, investors in this Offering may receive Convertible Notes with different economic terms, which could result in differing conversion prices for shares of our capital stock upon a future equity financing or other conversion event. This means that certain investors may receive a greater or lesser ownership interest in the Company for the same investment amount, depending on the valuation cap applicable to their Convertible Notes. Additionally, our management may, in its discretion, offer securities of the Company in "down rounds" at lower pricing than this Offering. There is no guarantee that investors will realize any appreciation on the Convertible Notes sold in this Offering.

The value of the Convertible Notes will fluctuate.

The value of our Convertible Notes and our equity securities underlying our Convertible Notes will fluctuate depending upon numerous factors, including without limitation, the success of our business, competitive developments, our ability to adapt to changing conditions, changes in laws, the cost of keeping current with new technology and methods, inflation, recession, labor matters, acts of God and other factors.

To the extent certain Convertible Notes are not converted, we may not have the liquidity required to pay in cash the outstanding principal balance of and accrued interest on such Convertible Notes at maturity. Any cash payments on the Convertible Notes may be less than your initial investment.

We may not have the funds to pay in cash the outstanding principal balance of and accrued interest on the Convertible Notes at maturity if you do not elect to convert all or a portion of the Convertible Notes. We will not establish a sinking fund in order to guarantee payment of the Convertible Notes. Payment on the Convertible Notes could be less than your initial investment. In addition to the substantial debt, we will incur as a result of this private placement, we expect to incur additional debt in the future to fund all or part of our capital requirements. Debt from this private placement and any future debt obligations could:

- make it more difficult for us to satisfy our other obligations;

- require us to dedicate a substantial portion of any cash flow we may generate to payments on our debt obligations, which would cause losses and reduce the availability of our cash flows to fund working capital, capital expenditures and other corporate requirements;

- impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and

- make us more vulnerable in the event of a downturn in our business prospects and limit our flexibility to plan for, or react to, changes in our industry.

If we were to fail in the future to make any required payment pursuant to the Convertible Notes or under other indebtedness we may incur, or fail to comply with the financial and operating covenants contained in the related credit agreements, we would be in default with respect to such indebtedness. Our lenders would have the ability to require that we immediately pay all outstanding indebtedness, and we may not have sufficient cash and assets to satisfy their demands. In such an event, we could be forced to go out of business and seek protection under bankruptcy laws, which could harm our future operations and overall financial condition.

Prior to conversion, holders of the Convertible Notes will not be entitled to any rights with respect to our equity securities, but will be subject to all changes made with respect to our equity securities.

Prior to conversion, holders of our Convertible Notes will not be entitled to any rights with respect to our equity securities (including, without limitation, voting rights and rights to receive any dividends or other distributions on our equity securities), but holders of our Convertible Notes will be subject to all changes affecting our equity securities. For example, if an amendment is proposed to our charter or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the relevant conversion date, such holder will not be entitled to vote on the proposed amendment to our charter or /bylaws, although such holder will nevertheless be subject to any changes in the powers, preferences or special rights of our equity securities.

Conversion of the Convertible Notes will dilute the ownership interest of existing shareholders, including holders who had previously converted their Convertible Notes, or may otherwise depress the market price of our equity securities.

The conversion of some or all of the Convertible Notes will dilute the ownership interests of existing shareholders. If shares of our equity securities become publicly traded prior to the maturity date of the Convertible Notes, any sales in the public market of the shares of our equity securities issuable upon such conversion could adversely affect prevailing market prices of our equity securities. In addition, the existence of the Convertible Notes may encourage short selling by market participants because the conversion of the Convertible Notes could be used to satisfy short positions, or anticipated conversion of the Convertible Notes into shares of our equity securities could depress the market price of our equity securities.

We are offering a lower valuation cap to certain investors, which will result in increased dilution to those investors not eligible for the lower valuation.

Certain investors are entitled to receive a lower valuation cap under the terms of our perks program described below under "The Offering." Investors may receive a lower valuation based on when they invest in the round or if they are an existing investor in the Company prior to the launch of this Offering. The lowest available valuation is $250,000,000. Any investor not eligible for a lower valuation may end up experiencing additional dilution on their investment if and when their convertible notes convert into equity.

There is no existing market for any of the Company's securities, and investors cannot be certain that an active trading market will ever exist or a specific share price will be established.

Prior to this Offering, there has been no public market for shares of Common Stock or any of the Company's securities. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become. The valuation cap for the Convertible Notes in this Offering has been arbitrarily determined by the Company and may not be indicative of the price or valuation that will prevail in any trading market following this Offering, if any.

Risks Related to the Offering

Our Stockholders are subject to dilution.

If we are successful in raising the Maximum Offering, we believe with the net proceeds from this Offering that we are adequately financed to carry out our technology and development plans in the near term and to reach a commercial construction decision. However, financing the development of processing operations through to commercial production will be expensive and we may require additional capital to fund large commercial construction and development, technology programs, and potential acquisitions. We cannot predict the size of future issuances of Company shares, the issuance of debt instruments, or other securities convertible into Company shares in connection with any such financing, or the issuance of options to Company employees to add key members to the team. Likewise, we cannot predict the effect, if any, that future issuances and sales of our securities will have on the market price of such shares. If we raise additional funds by issuing additional equity securities, such financing may substantially dilute the interests of existing stockholders. Sales of substantial numbers of our securities, or the availability of such securities for sale, could adversely affect prevailing market prices for our securities and a securityholder's interest in us.

The SEC does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the SEC's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The SEC has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities are offered on a "Best Efforts" basis and the Company may not raise the maximum amount being offered.

Since the Company is offering the Securities on a "best efforts" basis, there is no assurance that the Company will sell enough Securities to meet its capital needs. If you purchase Securities in this Offering, you will do so without any assurance that the Company will raise enough money to satisfy the full Use of Proceeds which the Company has outlined in this Offering Statement or to meet the Company's working capital needs.

The Company is conducting a Regulation D Rule 506(c) Offering current with this Offering.

Concurrent with the Offering, the Company is also offering Common Stock in a separate offering being made pursuant Rule 506(c) of Regulation D under the Securities Act. (the "**Regulation D Offering**"). We are making the Regulation D Offering by way of a separate offering document that will be made available only to persons who can verify to us that they are "accredited investors" as defined by Rule 501(d) of Regulation D promulgated under the Securities Act.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a "rolling close") of the Offering can occur, which will allow the Company to draw down on Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

We may terminate this Offering at any time during the Offering Period.

We reserve the right to terminate this Offering at any time regardless of the number Securities sold. In the event that we terminate this Offering at any time prior to the sale of all of the Securities offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and may never be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. In addition, even if a trading market develops, there is absolutely no assurance that the Securities could be sold under Rule 144 or otherwise unless the Company becomes a current public reporting company with the SEC and otherwise is current in the Company's business, financial and management information reporting, and applicable holding periods have been satisfied. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

The Securities in this Offering have no protective provisions.

The Securities in this Offering have no protective provisions. As such, you will not be afforded protection, by any provision of the Securities or as a Shareholder, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Company. If there is a liquidation event, or change of control for the Company, the Securities being offered do not provide you with any protection. In addition, there are no provisions attached to the Securities in the Offering that would permit you to require the Company to repurchase the Securities in the event of a takeover, recapitalization or similar transaction involving the Company.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has promised to issue certain equity grants which will be issued after the filing of this Form C. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the holders of the Securities upon a qualifying financing.

The Investor Processing Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Processing Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

THE OFFERING

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Form C and/or incorporated by reference in this Form C, including without limitation the Form of Convertible Promissory Note located at <u>Exhibit C</u>. For full offering details, please (1) thoroughly review this Form C filed with the SEC and (2) thoroughly review any attached documents to, or documents referenced in, this Form C.

The purpose of this Offering is to generate additional capital to pursue marketing activities and technology and product development. See "Use of Proceeds" section for more information.

Minimum Target Offering Amount	$10,300.00
Name of Securities	Convertible Promissory Notes[1]
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	$10,000.00*
Maximum Offering Amount	$3,244,266.00
Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	$3,243,966.00
Minimum Individual Purchase Amount	$1,030.00[2]
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits)
Offering Deadline	April 30, 2026
Use of Proceeds	See the section entitled "Use of Proceeds" on page 48 hereof.
Voting Rights	None. See the "Description of the Issuer's Securities" on page 49 hereof.

*   Does not include the Investor Processing Fee of three percent (3%) of the Investor's investment amount charged to each Investor by the Company for the first $10,000 of their investment in the Offering (subject to a maximum fee of $300.00). The aggregate amount of fees paid by Investors will be included towards the $3,244,266.00 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

(1)   The Convertible Notes offered in this Offering will generally have a Valuation Cap of $300,000,000.00, unless otherwise stated in the Convertible Note. The Valuation Cap sets the maximum the Company valuation at which the Convertible Notes will convert into equity in connection with a future equity financing or other conversion event as described in the Convertible Notes. As a result, regardless of the Company's actual valuation at the time of conversion, noteholders will convert their investment into equity as if the Company were valued at no more than $300,000,000.00, subject to the terms of the Convertible Notes. The Company is also offering perks to certain Investors in connection with this Offering, including Convertible Notes with lower Valuation Cap. See "—Perks."

(2)   Includes the Investor Processing Fee. The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Valuation Cap

The Valuation Cap and the different perks, as described below, applicable to the Convertible Notes offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessary bear any relationship to the Company's book values, assets, earnings, or other generally accepted valuation criteria. Such Valuation Cap and perks have been determined by our management as recommended and approved by our Board of Directors in its sole discretion projecting the value of the Company based on (i) our current business conditions and projections, (ii) our results of operations, financial position and capital resources, (iii) market conditions and the nature and history of our business, (iv) industry trends and competitive environment, (v) the addition of new commercial agreements, (vi) valuations of peer companies in our industry, (vii) projections of our future cash flows (because the present value of a future cash flow increases as the future cash flow gets closer) and (viii) overall economic indicators, including gross domestic product, employment, inflation and interest rates.

The Company may offer Convertible Notes with different valuation caps to different investors or groups of investors, based on factors such as investor's status and timing of investment, or other criteria determined by management. These varying valuation caps and perks have not been determined by an independent valuation specialist, investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the Valuation Cap and perks should not be considered to be indicative of the actual value of the Company or its securities offered hereby.

Investors in this Offering may receive Convertible Notes with different economic terms, which could result in differing conversion prices for shares of our capital stock upon a future equity financing or other conversion event. This means that certain investors may receive a greater or lesser ownership interest in the Company for the same investment amount, depending on the valuation cap applicable to their Convertible Notes.

See also "Risk Factors—The Valuation Cap and the different perks applicable to the Convertible Notes offered in this round have been determined by our management and our Board of Directors and such determination of valuation cap and perks may be arbitrary" and "Capitalization and Ownership—Description of Issuer's Securities."

Perks

The Convertible Notes offered in this Offering will generally have a valuation cap of $300,000,000.00. However, the Company is offering certain perks to Investors in connection with this Offering. These perks involve different valuation caps on the Convertible Notes offered in this round, depending on the Investor's status, the investment amount, or the timing of investment, as follows:

Invest by July 30, 2025 at 11:59pm Pacific Daylight Time	Valuation Cap
$1,000+	$275,000,000
$25,000+	$270,000,000
$50,000+	$262,500,000
$100,000+	$255,000,000
Any person who was an investor in the Company prior to the launch of this Offering	$250,000,000
Invest between July 31, 2025 at 12:00am Pacific Daylight Time and September 17 at 11:59pm Pacific Daylight time	**Valuation Cap**
$1,000+	$285,000,000
$5,000+	$285,000,000
$10,000+	$277,500,000
$25,000+	$270,000,000
$50,000+	$262,500,000
$100,000+	$255,000,000
Any person who was an investor in the Company prior to the launch of this Offering	$270,000,000
Invest between September 18, 2025 at 12:00am Pacific Daylight Time and October 8, 2025 at 11:59pm Pacific Daylight time	
$1,000+	$294,000,000
$5,000+	$292,500,000
$10,000+	$288,750,000

$25,000+	$285,000,000
$50,000+	$281,250,000
$100,000+	$277,500,000
Invest after October 9, 2025 at 12:00am Pacific Daylight time	
$5,000+	$292,500,000
$10,000+	$288,750,000
$25,000+	$285,000,000
$50,000+	$281,250,000
$100,000+	$277,500,000
Any person who was an investor in the Company prior to the launch of this Offering	$270,000,000

The above perks are not stackable; each investment will be subject to only one applicable valuation cap based on the criteria above. However, an individual investor may receive the applicable perk on multiple separate investments made during this Offering, provided each investment independently qualifies based on timing and investor status. The above perks in this Offering are also retroactive, meaning that if someone invested before a perk was introduced, that perk will still apply to that investor after the fact.

The volume perks within an above-listed time period are cumulative; for example if someone makes two investments that total $5,000 between September 18, 2025 and October 8, 2025, they would receive a $292,500,000 valuation cap on both investments.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with a qualified third-party escrow agent, Enterprise Bank and Trust ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

If an Investor does not reconfirm his or her investment commitment after a material change is made to the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned.

Cancellations

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these Offering Materials.

The Company will notify investors when the Target Offering Amount has been met. If the Company reaches the Target Offering Amount prior to the deadline identified in the Offering Materials, it may close the Offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the stated offering deadline, the funds will be released to the Company upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of the Securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their Securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Oversubscriptions

The Target Offering Amount is $10,300.00, but investments in excess of the Target Offering Amount and up to the Maximum Offering Amount of $3,244,266.00, will be accepted. Oversubscriptions will be allocated at the discretion of the Company.

Updates

Updates on the status of this Offering may be found at invest.immersed.com.

Intermediary Information

The Intermediary for the Company is Dealmaker Securities LLC ("**Dealmaker**" or "**Intermediary**"), a Delaware limited liability company formed on May 5, 2021. The SEC registration number of the Intermediary is 008-70756 and the Central Registration Depository (CRD) number is 315324.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends upon their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

In order to invest, to commit to an investment, or to communicate on our platform, you must follow the instructions to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies by providing certain personal and non-person information including information related to income, net worth, and other investments.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	8.5%	$875.50	8.5%	$275,762.61
Investor Transaction Fee	2.9%	$300.00	2.9%	$94,493.18
Hiring and Operations	88.6%	$9,125.00	88.6%	$2,874,010.21
Total	**100%**	**$10,300.00**	**100%**	**$3,244,266.00**

*   In addition to the eight and one-half percent (8.5%) cash commission on cash proceeds received in the Offering, the Intermediary will also receive a one-time $27,500 payment, a $2,000 monthly maintenance fee, and a $13,000 monthly fee for marketing advisory services. Additionally, this figure excludes fees to Company's advisors, such as attorneys and accountants. Lastly, the Company will charge each Investor an Investor Processing Fee of three percent (3%) of the Investor's investment amount for the first $10,000.00 of their investment in the Offering (subject to a maximum fee of $300.00), which is not reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1)   The proceeds will be used to hire full-time and part-time personnel for executive, marketing, engineering and operations roles.

(2)   We will continue to invest heavily in technology and product development. These proceeds will be used to improve existing website functionality and add new features and products.

(3)   These proceeds will be used for user/community growth, general brand awareness and customer growth for sponsored content.

CAPITALIZATION AND OWNERSHIP

The Offering

The Company is offering Convertible Promissory Notes in this Offering. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

The Company requests that you please review this Form C and the Form of Convertible Promissory Note in Exhibit C (along with all attachments and exhibits thereto), in conjunction with the following summary information.

The primary documents governing voting and rights of the Securities and the underlying equity interest into which such Securities may be converted are the certificate of incorporation (as amended from time to time, the "**Certificate of Incorporation**") attached hereto as Exhibit D and the Company's bylaws (the "**Bylaws**") attached hereto as Exhibit E. All statements in this Offering Statement regarding voting and control of the Securities (and the underlying equity interest into which such Securities may be converted) being offered in this Offering are qualified in their entirety by reference to the Form C (including the Offering Statement and its exhibits), Certificate of Incorporation and Bylaws.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Description of Issuer's Securities

The Company is offering up to $3,244,266.000 and a minimum of $10,000.00 worth Convertible Notes. The Company must reach its Target Offering Amount of $10,300.00 by April 30, 2026. Unless the Company raises at least the Target Offering Amount of $10,300.00 under the Regulation CF offering by April 30, 2026, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches the Target Offering Amount prior to April 30, 2026, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $3,244,266.00 maximum raise.

The minimum investment per investor is $1,030.00, which includes a $30.00 Investor Processing Fee.

The Convertible Notes offered in this Offering are unsecured, bear interest at a rate of 8.0% per annum, and are due and payable on the earlier of: (i) five days after receipt by the Company from the noteholder of a written demand for repayment, which demand shall not be made prior to the three year anniversary of the issuance of the note, or (ii) the occurrence of an event of default as defined in the Convertible Note.

The Convertible Notes will generally have a Valuation Cap of $300,000,000.00, unless otherwise stated in the Convertible Note. The Valuation Cap sets the maximum the Company valuation at which the Convertible Notes will convert into equity in connection with a future equity financing or other conversion event as described in the Convertible Notes. As a result, regardless of the Company's actual valuation at the time of conversion, noteholders will convert their investment into equity as if the Company were valued at no more than $300,000,000.00, subject to the terms of the Convertible Notes. The Company is also offering perks to certain Investors in connection with this Offering, including Convertible Notes with lower Valuation Cap. See "The Offering—Perks" on page 45.

The Convertible Notes are subject to automatic conversion upon the occurrence of a liquidity event, which includes any of the following: (i) a change of control, (ii) a private placement equity financing resulting in gross proceeds of at least $10 million, (iii) a direct listing, (iv) an initial public offering, (v) a merger with a special purpose acquisition company, or (vi) a recapitalization. Upon such event, the outstanding principal and accrued interest will convert into shares of the Company's equity securities issued in connection with the liquidity event.

The conversion price will be the lesser of: (i) the price per share equal to (A) in the case of an initial public offering, the per share price at which the Company's equity interests are sold to the public in such initial public offering, (B) in the case of a private placement equity financing, the lowest per share purchase price of the Company's equity interests issued in such private placement equity financing, and (C) in the case of any other liquidity event, (1) the aggregate fair market value of the Company's equity interests at the time of a liquidity event, as determined by reference to the valuation of the Company immediately prior to, and implied by, such liquidation event, divided by (2) the number of shares constituting the Company's equity interests outstanding as of immediately prior to such liquidity event; in each case, multiplied by the discount rate of 90% (i.e., a 10% discount to the applicable price), and (ii) the price per share based on the valuation cap, divided by the fully diluted number of equity interests outstanding immediately prior to the liquidity event (excluding shares issuable upon conversion of the Convertible Notes and similar instruments).

If the Company is dissolved prior to a liquidity event, holders of the Convertible Notes will be entitled to repayment of outstanding principal and accrued interest prior to any distribution to equity holders, subject to the availability of assets.

The Convertible Notes may not be prepaid prior to maturity without the consent of the investor. They are also subject to customary default provisions, including non-payment, breach, and insolvency events.

The Convertible Notes are speculative and involve substantial risk. They have not been registered under the Securities Act applicable state securities laws and may not be transferred without compliance with such laws. Investors should carefully review the full terms of the Convertible Note, which is attached as an exhibit to this Form C. See also "The Offering" and "Risk Factors—The Valuation Cap and the different perks applicable to the Convertible Notes offered in this round have been determined by our management and our Board of Directors and such determination of valuation cap and perks may be arbitrary."

Outstanding Capital Stock

The following is a summary of the rights of our capital stock as provided in our Certificate of Incorporation, Certificate of Designation of Series 1 Convertible Preferred Stock (as amended from time to time, the "**Certificate of Designation**"), and Bylaws. For more detailed information, please see our Certificate of Incorporation, as amended, and bylaws which have been filed as exhibits to this Offering Statement.

We are authorized to issue 33,000,000 shares of Common Stock, par value $0.00001 per share, and 8,950,000 shares of Preferred Stock, par value $0.00001 per share. As of June 11, 2025, there were 5,821,712 shares of Common Stock outstanding and 8,315,264 shares of Preferred Stock outstanding. Pursuant to the Certificate of Designation, each share of Preferred Stock is designated as Series 1 Convertible Preferred Stock (the "**Series 1 Preferred Stock**").

<u>Common Stock</u>

Voting

The holders of the Common Stock are entitled to one vote for each share held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation, including any certificate of designations relating to any series of Preferred Stock, that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to the Certificate of Incorporation and the Certificate of Designation. There shall be no cumulative voting.

Dividends

Subject to the rights of the holders of any outstanding series of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive dividends to the extent permitted by law when, as and if declared by the Board of Directors of the Company. Our Board of Directors may or may not decide to declare dividends in the future. The Board of Directors' determination to issue dividends will depend upon our profitability, financial condition, and other factors that our Board of Directors deems relevant.

Liquidation Rights

Upon the dissolution, liquidation, or winding up of the Company, subject to the rights of the holders of any outstanding series of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive the assets of the Company available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Series 1 Preferred Stock

Rank

The Series 1 Preferred Stock ranks senior to the Common Stock and any other class of securities that is specifically designated as junior to the Series 1 Preferred Stock (the "**Junior Securities**").

Voting

Each holder of outstanding shares of Series 1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series 1 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the Certificate of Designation, holders of Series 1 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Dividends

The Company is restricted from declaring dividends on any class or series of its capital stock (other than Common Stock dividends paid in Common Stock) unless the holders of Series 1 Preferred Stock receive, either first or simultaneously, a dividend per share that is at least equal to the dividend computed as follows:

For dividends on Common Stock or any class convertible into Common Stock. Each Series 1 Preferred share must receive a dividend equal to the dividend payable on a share of that class—determined as if all shares were converted into Common Stock—multiplied by the number of Common Stock shares issuable upon conversion of one Series 1 Preferred share, based on the record date.

For dividends on any class that is not convertible into Common Stock. Each Series 1 Preferred share must receive a dividend calculated by taking the dividend per share of the non-convertible class, dividing it by that class's original issuance price (adjusted for stock dividends, splits, or similar recapitalizations), and then multiplying by the Series 1 Original Issue Price (i.e., $4.11107 per share, subject to adjustment).

If the Company declares dividends on more than one class or series on the same date, the dividend for Series 1 Preferred Stock is determined based on the class that yields the highest dividend for Series 1 holders.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (a "**Liquidation**"), holders of Series 1 Preferred Stock are entitled to be paid out of the assets of the Company available for distribution, before any payment shall be made to the holders of Junior Securities, an amount per share in cash equal to the greater of (i) the Series 1 Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series 1 Preferred Stock been converted into Common Stock according to the Certificate of Designation immediately prior to such Liquidation (the "**Liquidation Amount**"). In the event of such Liquidation, after the payment in full of all Liquidation Amount required to be paid to the holders of shares Series 1 Preferred Stock, the remaining assets available for distribution or, in the case of a Deemed Liquidation (as defined in the Certificate of Designation), the consideration not payable to the holders of shares of Preferred Stock shall be distributed among the holders of Junior Securities, pro rata based on the number of shares held by each such holder.

Conversion Rights

Each share of Series 1 Preferred Stock is convertible into Common Stock at the rate of 1:1 the total issued and outstanding shares of Common Stock at the time of conversion, subject to adjustments.

Redemption Rights

Series 1 Preferred Stock are not redeemable.

Amendment and Protective Provisions

At any time when at least 1,000,000 shares of Series 1 Preferred Stock are outstanding, Holders of Series 1 Preferred Stock are entitled to certain protective provisions (the "**Protective Provisions**"), including, among others, (i) to liquidate, dissolve or wind-up the business of the Company, effect any merger or consolidation or any other Liquidation, unless the aggregate consideration payable to the Company and/or its stockholders is at least $140,000,000; (ii) amend or repeal any provision of the Certificate of Incorporation, the Certificate of Designation, or the Company's bylaws in a manner that adversely affects the Series 1 Preferred Stock; (iii) create, authorize the creation of, or issue or reclassify, any capital stock unless the same ranks junior to the Series 1 Preferred Stock with respect to its rights, preferences and privileges; and (iv) increase the authorized number of shares of Series 1 Preferred Stock or any additional class or series of capital stock of the Company unless the same ranks junior to the Series 1 Preferred Stock. In order to approve a Protective Provision, the Company needs to obtain the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series 1 Preferred Stock (the "**Requisite Holders**") given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

The Certificate of Designation may be amended, modified or waived only by an instrument in writing executed by the Company and the Requisite Holders.

Lock-Up Agreement

The Subscribers holding shares of Common Stock issued under this Offering Statement, will provide an undertaking in the Subscription Agreement to lock-up its shares of Common Stock if requested by the Company. By providing this undertaking, Subscribers agree that in the event of an underwritten public offering or direct listing on a public exchange of the Company's securities or the closing of a merger or other business combination of the Company with a publicly-traded special purpose acquisition company following which the capital stock of the combined or surviving entity are listed for trading on a public exchange, that such Subscriber will irrevocably agree not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, lend, pledge, or otherwise transfer or dispose of any interest in any Common Stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire Common Stock during the 180-day period following the effective date of a registration statement or offering statement of the Company filed under the Securities Act.

Fully Paid and Non-Assessable

All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and non-assessable.

Changes in Authorized Number

Subject to the rights of the holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon.

Limitations on Liability and Indemnification of Officers and Directors

Delaware law authorizes corporations to limit or eliminate (with a few exceptions) the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties as directors. Our Certificate of Incorporation include a provision that eliminate, to the extent permitted by the Delaware law, the personal liability of directors for monetary damages for breach of fiduciary duty as a director. Additionally, our bylaws include provisions that eliminate, to the extent allowable under Delaware law, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be.

Our bylaws also provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent permitted by Delaware law. We are also expressly authorized to carry directors' and officers' insurance for our directors, officers, employees and agents for some liabilities. We currently maintain directors' and officers' insurance, covering liabilities that may be incurred by directors and officers in the performance of their duties.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and bylaws, as applicable may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to the indemnification provisions in our Certificate of Incorporation and bylaws.

There is currently no pending litigation or proceeding involving any of the directors, officers, or employees for which indemnification is sought.

2017 Stock Option Plan

On November 28, 2017, our board of directors adopted and our stockholders approved our 2017 Stock Option Plan (the "**2017 Stock Option Plan**"). The 2017 Stock Option Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock and restricted stock awards to our employees (and employees of any of our parent or majority-owned subsidiary). As of December 31, 2024, 15,257,221 options to purchase shares of Common Stock have been issued pursuant to stock option award agreements under the 2017 Stock Option Plan, with exercise prices ranging from $0.02 per share to $3.70 per share, and 835,563 shares of Common Stock remain available for future grants under the 2017 Stock Option Plan.

Principal Security Holders

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership of Class (in terms of voting power)
Renji Bijoy	12,594,655 shares of Common Stock	75.7%
XX Investments LLC (Wefunder)	1,930,310 shares of Series 1 Preferred Stock	23.2%

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$450,000.00	N/A	Working capital and general corporate costs and expenses.	August 11, 2023	Section 4(a)(2)
Common stock	$2,998,548.16	604,546	Working capital and general corporate costs and expenses.	August 2023	Regulation Crowdfunding
Convertible Notes	$1,000,000.00	N/A	Working capital and general corporate costs and expenses.	May 22, 2024	Section 4(a)(2)
Convertible Notes	$2,149,300	N/A	Working capital and general corporate costs and expenses.	Various dates, between July 10 and July 31, 2024	Section 4(a)(2)
Convertible Notes	$1,000,000.00	N/A	Working capital and general corporate costs and expenses.	November 26, 2024	Section 4(a)(2)
Convertible Notes	$1,755,734.00	N/A	Working capital and general corporate costs and expenses.	January 30, 2025	Regulation Crowdfunding

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

DEBT

As of the date of this Form C, the Company has the following outstanding debt:

Notes Payable

On July 11, 2024, Immersed entered into multiple promissory note agreements for a total principal amount of $420,000. The notes bear interest of 10% per annum with all principal and interest due and payable on the earlier of; (a) July 11, 2025, or (b) in the events of default, which include voluntary and involuntary proceedings. As of December 31, 2024, Immersed has an outstanding principal of $177,000.

Interest expense for the year ended December 31, 2024, on these notes amounted to $20,300, of which $16,917 remained accrued and outstanding as of December 31, 2024.

Convertible Note Financing

In August 2023, Immersed entered into three note purchase agreements with certain investors, pursuant to which Immersed issued to such investors convertible promissory notes in an aggregate amount of $450,000. The notes bear interest at a rate of 8% per annum with all principal and interest due and payable on the earlier of: (i) 5 days after the receipt of demand for payment, which demand shall not made prior to August 11, 2025, or (ii) in the events of default, which includes voluntary and involuntary proceedings.

In May 2024, Immersed entered into a note purchase agreement with a certain investor, pursuant to which Immersed issued to such investor a convertible promissory note in an aggregate amount of $1,000,000. The note bears interest at a rate of 8% per annum with all principal and interest due and payable on the earlier date of: (i) 5 days after the receipt of demand for payment, which demand shall not be made prior to May 11, 2027, or (ii) in the events of default, which includes voluntary and involuntary proceedings.

In July 2024, Immersed issued multiple convertible notes for a total principal of $2,149,300, of which $425,000 includes notes with a 10% discount. The note bears an interest of 8% per annum with all principal and interest due and payable on the earlier date of; (i) 5 days after the receipts of demand for payment, which demand shall not be made prior to July 2026, or (ii) in the events of default, which includes voluntary and involuntary proceedings.

In November 2024, Immersed issued a single convertible promissory note for a total principal of $1,000,000. The note bears an interest equal to the prime rate plus 5% per annum with all principal and interest due and payable on the earlier date of: (i) 5 days after the receipts of demand for payment, which demand shall not be made prior to November 2027, or (ii) in the events of default, which includes voluntary and involuntary proceedings.

On January 30, 2025, Immersed entered into a note purchase agreement with a certain investor, pursuant to which Immersed issued to such investor a convertible promissory note in an aggregate amount of $50,000. The note bears interest at a rate of 8.0% per annum. All unpaid principal, together with any then unpaid and accrued interest, is payable on the earlier of (i) 5 days after receipt by Immersed of a written demand for payment, which shall not be earlier than, January 30, 2028, or (ii) the date the note accelerates under the terms of the note.

In case of liquidity event, which means a change of control, private placement equity financing, direct listing, an initial public offering (IPO) or special purpose acquisition companies (SPAC) merger, the outstanding principal and accrued interest will automatically convert into Immersed's shares issued in the triggering financing, as applicable. The conversion price per share equal to: (a) (i) in the case of an IPO, the price per share at which conversion shares are sold to the public, (ii) in the case of private placement equity financing, the lowest per share purchase price of the conversion shares issued in such financing, and (iii) in the case of other liquidity event, the aggregate fair market value of Immersed's equity interest divided by the number of shares constituting the Company equity interest outstanding immediately prior to such liquidity event; in each case multiplied by (ii) the 75-100% discount rate.

Interest expense for the years ended December 31, 2024 and 2023, on these notes amounted to $167,511 and $14,104, respectively, all of which remained accrued and outstanding on December 31, 2024. As of December 31, 2024 and 2023, the outstanding principal was $4,599,300 and $450,000, respectively.

Crowdfunding Offering

In August 2023, Immersed entered into a subscription agreement with WeFunder Admin, LLC, pursuant to which it sold 604,546 shares of Immersed Common Stock at a purchase price of $4.96 per share for an aggregate purchase price of $3 million, in connection with a public crowdfunding campaign.

In January 2025, Immersed commenced selling convertible promissory notes, bearing simple interest at the rate of 8.0% per annum, in connection with its public crowdfunding campaign. The maturity date of the notes is upon request of the note majority holders on or after January 22, 2027. Investors in such public crowdfunding campaign transferred their investments to Immersed III EB, a series of Wefunder SPV, LLC, a special purpose vehicle that invested all of its assets in securities issued by Immersed. Immersed stopped acepting investments in connection with such public crowdfunding campaign on April 30, 2025 and it raised an aggregate amount of approximately $1.7 million.

Merchant Cash Advances

During 2024, Immersed entered into multiple agreements with the merchant cash advance providers. Below is a summary of those agreements:

In March 2024, Immersed received a loan from Ondeck Capital, a financial institution, for a total principal of $150,000. Immersed recorded a discount on the loan amounting to $52,500, which is being amortized to interest expense over the terms of the loan. The loan matures in March 2025 and carries an interest rate of 35% per annum.

On March 25, 2024, Immersed entered into a short-term agreement with FundFi Merchant Funding totaling $150,000. Total weekly required payments are $7,821 for the whole term of the loan. Immersed recorded a discount on the loan amounting to $69,000, which is amortized to interest expense over the term of the loan. The loan was paid in full in October 2024.

On March 26, 2024, Immersed entered into a short-term agreement with Superfast Capital totaling $100,000. Total weekly required payments are $3,393 for the whole term of the loan. Immersed recorded a discount on the loan amounting to $45,900, which is being amortized to interest expense over the term of the loan. The loan is being repaid at a 6% which is being deducted automatically from Immersed's bank account until the total required payments are made.

On September 27, 2024, Immersed entered into a short-term agreement with FundFi Merchant Funding totaling $150,000. Total weekly required payments are $6,516 for the whole term of the loan. Immersed recorded discount on loan amounting to $58,500, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 25% which is being deducted automatically from Immersed's bank account until the total required payments are made.

On October 1, 2024, Immersed entered into a short-term agreement with Specialty Capital totaling $150,000. Total weekly required payments are $6,516 for the whole term of the loan. Immersed recorded a discount on the loan amounting to $58,500, which is being amortized to interest expense over the term of the loans. The loan is being repaid at a 7% which is being deducted automatically from Immersed's bank account until the total required payments are made.

As of December 31, 2024, Immersed has an outstanding balance of $295,350, net of unamortized discount of $78,735. Interest expense from amortization of loan discount for the year ended December 31, 2024, amounted to $205,665.

Loan Agreements

During 2024, Immersed entered into multiple loan agreements. Below is a summary of those agreements:

In March 2024, Immersed received its first loan from Shopify totaling $270,000. Immersed recorded a discount on the loan amounting to $35,100, which is being amortized to interest expense over the term of the loan. The loan is being repaid daily at 17% of Immersed's Shopify account's sales proceeds, which is being deducted automatically until the total required payments are made. The loan is secured by Immersed's balances on its Shopify account.

On May 13, 2024, Immersed received its first loan from Stripe Capital, a financial institution, for a total principal of $67,600. Immersed recorded a discount on the loan amounting to $7,436, which is being amortized to interest expense over the term of the loan. The loan matures in November 2025 and carries an interest rate of 7.3% per annum. The loan was paid in full in October 2024.

In September 2024, Immersed received a second loan from Shopify totaling $75,000. Immersed recorded a discount on the loan amounting to $9,750, which is being amortized to interest expense over the term of the loan. The loan repayment will begin after the first loan is paid in full. The loan is secured by Immersed's balances on its Shopify account.

On October 15, 2024, Immersed received a loan from Stripe Capital, a financial institution, for a total principal of $88,300. Immersed recorded a discount on the loan amounting to $10,684, which is being amortized to interest expense over the term of the loans. The loan matures in April 2026 and carries an interest rate of 8% per annum.

As of December 31, 2024, Immersed has a total outstanding balance of $195,854, net of unamortized discount of $32,087. Interest expense from amortization of loan discount for the year ended December 31, 2024 amounted to $30,883.

FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of our financial condition and results of our operations, together with our financial statements and the notes thereto appearing elsewhere in this Form C. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors," "Cautionary Note Concerning Forward-Looking Statements," and elsewhere in this Form C.

COMPONENTS OF RESULTS OF OPERATIONS

Revenue

Our revenue consists of subscription revenue and software contract service revenue. Immersed provides virtual reality offices for remote teams and individuals. Currently, Immersed's technology is available on the following platforms: Meta Quest, HTC, Pico, and Apple Vision Pro.

Immersed enters into monthly and annual subscription plans with our customers to provide immersive virtual reality offices where customers can spawn up to five virtual monitors and can collaborate with others in the same virtual space. We recognize revenue ratably over the term of the agreement, as our performance obligation is satisfied over time.

Deferred Revenue

Our deferred revenue consists of subscription revenue collected but not yet earned for the Immersed virtual reality application annual subscriptions. Additionally, we began taking pre-order deposits in September 2023 for the Visor, which will be recognized as revenue when orders are ready for fulfillment.

Cost of Revenue

Cost of revenue consists of direct costs of maintaining the Immersed virtual reality (AR/VR) software application, software subscriptions, hosting, servers, storage costs, supplies, and direct cost of any merchandise sold.

Operating Expense

Our operating expenses consist primarily of AR/VR product expenses, marketing and advertising, and general and administrative expenses. Personnel costs are the most significant component of operating expenses and consist of salaries, benefits, bonuses, and stock-based compensation.

AR/VR Product Expenses — AR/VR product expenses are expensed as incurred and include expenses related directly to producing and maintaining the Immersed virtual reality (AR/VR) software application and products accessed within it. Also included are expenses directly related to developing Immersed's work-focused AR/VR headset, Visor. Within the Immersed virtual reality (AR/VR) software application, there are both paid-use and free-use products.

Digital asset impairment losses (gain on sale), net — Immersed's digital assets are comprised solely of Ethereum and are accounted for as indefinite-lived intangible assets in accordance with Accounting Standards Codification ("**ASC**") 350, Intangibles — Goodwill and Other.

General and administrative expenses — General, and administrative expenses consist primarily of personnel-related expenses associated with our finance, information technology, human resources, and administrative employees, including salaries, benefits, bonuses, and stock-based compensation. General and administrative expenses also include external legal, accounting, and other professional services fees, software and subscription services, and other corporate expenses.

Marketing and advertising expenses — Marketing and advertising expenses consist primarily of content production, paid advertisements, sponsored videos and sponsored events.

Other Income

Grant Income — Immersed has not received grant income in 2024. During the year ended December 31, 2023, we achieved additional milestones for the Meta (Facebook) grant valued at $200,000. These amounts are recorded to grant income on the consolidated statements of operations.

Interest Income — Interest income consists of interest income earned on our cash and cash equivalents.

Interest Expense — Interest expense consists primarily of interest payments for our debt facilities.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign and state jurisdictions in which we conduct business. We record income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in income in the period that includes the enactment date.

We record a valuation allowance to reduce our deferred tax assets and liabilities to the net amount that we believe is more likely than not to be realized. We consider all available evidence, both positive and negative, including historical levels of income, expectations and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

RESULTS OF OPERATIONS

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

The following table sets forth our results of operations for the years ended December 31, 2024 and December 31, 2023 (in thousands, except percentages):

	Year Ended December 31,		Change	
	2024	2023	$	%
Revenues	660	220	440	200%
Cost of Revenue	(155)	(72)	(83)	115%
Gross profit	505	148	357	241%
Gross margin	77%	67%		
Operating expenses:				
General and administrative and other	1,868	1,652	216	13%
AR/VR product expenses	12,036	3,826	8,210	215%
Marketing and advertising	142	88	54	61%
Digital asset impairment gains, net	(2)	(255)	253	(99%)
Professional fees	274	400	(126)	(32%)
Total operating expenses	14,318	5,711	8,607	(151%)
Loss from operations	(13,813)	(5,563)	8,250	(148%)
Other income (expense):				
Other income	-	204	(204)	(100%)
Interest income	-	8	(8)	(100%)
Interest expense	(458)	(14)	(444)	3,171%
Gain on disposal of digital assets, property and equipment	2	58	(56)	(97%)
Total other income (expense)	(456)	256	(712)	(278%)
Net loss	$ (14,269)	$ (5,307)	8,962	(169%)

Revenues

Total revenue increased by $440 thousand, or 200%, to $660 thousand for the year ended December 31, 2024, from $220 thousand for the year ended December 31, 2023. Subscription revenue increased by $247 thousand, or 112%, to $467 thousand for the year ended December 31, 2024, from $220 thousand for the year ended   December 31, 2023. The increase in total revenue is attributable both to an increase in subscription revenue and to a new revenue stream in 2024 from software contract revenue, which amounted to $193 thousand for the year ended December 31, 2024. The increase in subscription revenue is attributable to the new consumer subscription being available for all of 2024, while it was only available from September to December in 2023. The consumer subscription features can be purchased or earned through app usage.

Gross Profit and Gross Margin

Gross profit increased by $357 thousand, or 241%, to $505 thousand for the year ended December 31, 2024, from $148 thousand for the year ended December 31, 2023.

AR/VR Product Expenses

AR/VR product expenses increased by $8.2 million, or 215%, to $12.0 million for the year ended December 31, 2024, from $3.8 million for the year ended December 31, 2023. The increase was primarily attributable to an increase in personnel-related costs associated with salaries and third-party design, engineering and manufacturing services to support the development of Immersed's own AR/VR headset, Visor.

General and Administrative Expenses

General and administrative expenses increased by $216 thousand, or 13%, to $1.9 million for the year ended December 31, 2024, from $1.7 million for the year ended December 31, 2024. The increase was primarily attributable to an increase in non-product-related personnel costs and salaries during the year.

Digital Asset Impairment losses (gain on sale), net

Digital asset impairment losses (gains on sale) decreased by $253 thousand, or 99%, to $2 thousand gains on sale for the year ended December 31, 2024, from $255 thousand gains on sale for the year ended December 31, 2023. The decrease was primarily attributable to decreased activity with held digital assets during the year ended December 31, 2023.

Marketing and Advertising Expenses

Marketing and advertising expenses increased by $54 thousand, or 61%, to $142 thousand for the year ended December 31, 2024, from $88 thousand for the year ended December 31, 2024. The increase was primarily attributable to hosting an in-person production launch for Visor in September 2024 - Immersed IRL.

Other income

Other income decreased by $204 thousand, or 100%, to $0 for the year ended December 31, 2024, from $204 thousand for the year ended December 31, 2023. The decrease was primarily attributable to no additional grants awarded by Meta (Facebook) during the year.

Interest Income

Interest income decreased by $8 thousand, or 100%, to $0 for the year ended December 31, 2024, from $8 thousand for the year ended December 31, 2024. The decrease was primarily attributable to closing the Company's interest-bearing Money Market Account.

Interest Expense

Interest expense increased by $444 thousand, or 3,171%, to $458 thousand for the year ended December 31, 2024, from $14 thousand for the year ended December 31, 2023. The increase was primarily attributable to the company recognizing accrued interest expense on convertible notes issued, merchant cash advances, loans payable and notes payable.

Total Other Income (Expense), Net

Total other (expense) income, net decreased by $712 thousand, or 278%, to net other expense of $456 thousand for the year ended December 31, 2024, from net other income of $256 thousand for the year ended December 31, 2023. The decrease was primarily attributable to a decrease in grant income and increase in interest expense.

Provision for Income Taxes

The provision for income taxes did not significantly fluctuate year over year. The U.S. federal statutory tax rate is 21%, while our effective tax rate for the year ended December 31, 2024 and 2023 was 0% and 0%, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

Our capital requirements will depend on many factors, including the growth and expansion of our paid subscribers, development of our software platform and our new AR/VR headset (including research and development efforts), expansion of our sales and marketing activities and sales, general and administrative expenses. As of December 31, 2024 and 2023, we had cash, cash equivalents, and restricted cash of approximately $242,290 and $1.6 million, respectively. Our cash equivalents are comprised primarily of cash on hand and amounts on deposit with financial institutions. To date, our principal sources of liquidity have been proceeds received from the issuance of equity and financing activities.

Until we can generate sufficient revenue from paid subscribers and sales of products and services to cover operating expenses, working capital and capital expenditures, we expect the funds raised in this Offering to fund our cash needs. If we are required to raise additional funds by issuing equity securities, dilution to our stockholders would result. Furthermore, the terms of any debt securities or borrowings could impose significant restrictions on our operations. In addition, the credit market and financial services industry have experienced in the past, and may experience in the future, periods of uncertainty that could impact the availability and cost of equity and debt financing.

We generated negative cash flows from operating activities during the years ended December 31, 2024 and 2023, and have incurred negative cash flows from operating activities and significant losses from operations prior to this fiscal year as reflected in our accumulated deficit of $31.37 and $17.1 million as of December 31, 2024 and 2023, respectively. We expect to incur operating losses for the foreseeable future due to the planned spending to develop our AR/VR headset and to improve our software platform as well as costs associated with acquiring additional paid subscribers in connection with the growth of our business. As a result, we may require additional capital resources to grow our business. We believe that current cash, cash equivalents, and expected net proceeds from this Offering will be sufficient to fund our operating and capital expenditure requirements through at least 12 months following the date of issuance of our audited consolidated financial statements.

We have historically funded the net cash needed for operating and investing activities through the sale of equity and through debt financing. Before considering this Offering, we have cash and cash equivalents to fund our forecasted operating expenses, working capital requirements and capital expenditures through April 2026. Therefore, we do not have adequate liquidity to meet our forecasted obligations for a period of one year from the date of this Offering. If we are unable to complete this Offering, we plan to decrease spending levels for labor, and also plan to reduce discretionary spending, including reducing our direct and indirect labor, reducing sales and marketing costs and focusing our available capital on a reduced number of prioritized activities and programs, in order to have sufficient liquidity from the convertible notes and public crowdfunding raised to fund our operations for at least one year from the date of the issuance of these consolidated financial statements. We cannot assure you that such measures would be sufficient to enable us to fund our operations for one year from the date of issuance of the consolidated financial statements if we are unable to complete this Offering.

Known Trends or Uncertainties

As discussed elsewhere in this Form C, the world has continued to be affected by the lingering effects of the COVID-19 pandemic, the ongoing conflicts between Russia and Ukraine as well as Israel and Hamas, economic uncertainty in human capital management and certain other macroeconomic factors. Inflation has risen, Federal Reserve interest rates have increased over the last year, and the general consensus among economists continues to suggest that we should expect a higher recession risk to continue for the near term. Additionally, it is possible that U.S. policy changes, including changes and uncertainty, could increase market volatility. These factors, amongst other things, could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations. Effects of recent economic volatility have negatively impacted our business in various ways over the last three years, including as a result of global supply chain constraints at least partially attributable to the pandemic.

Global supply chain shortages (especially when coupled with the increase in inflation and other economic factors) could result in an increase in the cost of the components used in our products, which could result in a decrease of our gross margins or in us having to increase the price at which we sell our products until supply chain constraints are resolved. Additionally, in the event that the price of our components increases significantly or we are unable to source sufficient components and materials from our current suppliers, or to develop relationships with additional suppliers, to manufacture enough of our products to satisfy demand, we may have to slow down production and our business operations and financial condition may be materially harmed and we may need to alter our plan of operation.

The United States has implemented tariffs on certain imported goods, including on certain items imported from China. In addition, China has imposed tariffs on a wide range of American products and placed restrictions on the export of certain items in retaliation for these American tariffs. As a result, there is a concern that the imposition of additional tariffs by the United States could result in the adoption of additional tariffs or export restrictions by China and/or other countries. Any resulting trade war could negatively impact our business. The imposition of tariffs on items imported by us from China or other countries could increase our costs and could result in lowering our gross margin on products sold.

Additionally, U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the ongoing military conflicts between Russia and Ukraine and between Israel and Hamas. Although the length and impact of the ongoing military conflicts is highly unpredictable, the conflicts in Ukraine and the Middle East could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as further supply chain interruptions. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Although our business has not been materially impacted by the ongoing military conflict between Russian and Ukraine or the conflict between Israel and Hamas to date, it is impossible to predict the extent to which our operations, or those of our suppliers and manufacturers, will be impacted in the short and long term, or the ways in which the conflict may impact our business. The extent and duration of the military action and resulting market disruptions are impossible to predict, but could be substantial. We are continuing to monitor the situations in Ukraine, the Middle East and globally to assess potential impacts on our business.

As a result of these global issues and other macroeconomic factors, it has been difficult to accurately forecast our revenues or financial results, especially given the near and long term impact of the pandemic, geopolitical issues, inflation, the Federal Reserve maintaining high interest rates, the potential for a recession and recent uncertainties from the new presidential administration. In addition, while the potential impact and duration of these issues on the economy and our business may be difficult to assess or predict, these world events have resulted in, and may continue to result in, significant disruption of global financial markets, and may reduce our ability to access additional capital, which could negatively affect our liquidity in the future. Our results of operations could be materially below our forecasts as well, which could adversely affect our results of operations, disappoint analysts and investors, or cause our stock price to decline. Furthermore, a decrease in orders in a given period could negatively affect our revenues in future periods.

These global issues and events may also have the effect of heightening many risks associated with our customers and supply chain. We may take further actions that alter our operations as may be required by federal, state, or local authorities from time to time, or which we determine are in our best interests. In addition, we may decide to postpone or abandon planned investments in our business in response to changes in our business, which may impact our ability to attract and retain customers and our rate of innovation, either of which could harm our business.

Inflation

Inflation has increased recently and future rates are unknown. Inflationary factors, such as increases in the cost of our products (and components thereof), interest rates, overhead costs and transportation costs may adversely affect our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience some effect in the near future (especially if inflation rates continue to rise) due to supply chain constraints, consequences associated with the ongoing conflicts between Russia and Ukraine and Israel and Hamas, employee availability and wage increases, trade tariffs imposed on certain products from China and increased component and services pricing.

Cash Flows for the year ended December 31, 2024 and 2023

The following table sets forth a summary of our cash flows for the years ended December 31, 2024 and 2023:

	As of December 31, 2024	
(in thousands)	2024	2023
Cash provided by (used in):		
Operating activities	$(5,941)	$(4,717)
Investing activities...	$(3)	$ 391
Financing activities	$4,597	$3,425

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities was $5.9 million for the year ended December 31, 2024. This amount primarily consisted of a net loss of $14.3 million, offset by certain non-cash charges, and a decrease in net operating assets and liabilities. The non-cash charges primarily consisted of $0.24 million amortization of discounts on merchant cash advances and loans payable and $0.22 million of stock-based compensation expense. Changes in net operating assets and liabilities primarily consisted of decrease in accounts receivable, prepaid expenses, and vProperty deposits, operating lease right-of-use asset, and operating lease liability and offset by increase in accounts payable, accrued expenses, and deferred revenue.

Net cash used in operating activities was $4.7 million for the year ended December 31, 2023. This amount primarily consisted of a net loss of $5.3 million, offset by certain non-cash charges, and a decrease in net operating assets and liabilities. The non-cash charges primarily consisted of $0.25 million of digital asset gains on sale, and $0.22 million of stock-based compensation expense. Changes in net operating assets and liabilities primarily consisted of decrease in operating lease right-of-use asset and increase in accounts payable and accrued expenses, significantly offset by increase in accounts receivable, prepaid expenses and deferred revenue, vProperty deposits and operating lease liability.

Net Cash Used in Investing Activities

Net cash used in investing activities was $3 thousand for the year ended December 31, 2024. This amount primarily consisted of $17 thousand purchase of property and offset by equipment and sale of digital assets and property and equipment for $8 thousand and $6 thousand, respectively.

Net cash provided by investing activities was $391 thousand for the year ended December 31, 2023. This amount primarily consisted of the sale of digital assets.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $4.5 million for the year ended December 31, 2024. This amount primarily consisted of proceeds from convertible notes payable, notes payable, merchant cash advances, and loans payable for an aggregate amount of $5.9 million.

Net cash provided by financing activities was $3.4 million for the year ended December 31, 2023. This amount primarily consisted of proceeds from the issuance of common stock for $3.1 million.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

Notes Payable

On July 11, 2024, Immersed entered into multiple promissory note agreements with related parties, including Immersed's chief executive officer, for a total principal amount of $420,000. The notes bear interest of 10% per annum with all principal and interest due and payable on the earlier of (a) July 11, 2025, or (b) in the events of default, which include voluntary and involuntary proceedings. As of December 31, 2024, Immersed has an outstanding principal of $177,000. The interest expense on the notes for the year ended December 31, 2024, amounted to $20,300, of which $16,917 remained accrued and outstanding as of December 31, 2024.

Indemnification Agreements

We have also entered into indemnification agreements with each of our directors and executive officers. In general, these indemnification agreements require us to indemnify directors and officers to the fullest extent permitted by law against liabilities that may arise by reason of his or her service for us.

Review, Approval and Ratification of Related Party Transactions

Our board of directors reviews and approves all related party transactions.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit F</u>.

VALUATION

Management and the Company's Board of Directors determined the valuation cap for the Convertible Note in this Offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Immersed Inc.
(Issuer)

By:/s/ Renji Bijoy
(Signature)

Renji Bijoy
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Renji Bijoy
(Signature)

Renji Bijoy
(Name)

Director
(Title)

September 26, 2025
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Investor Website
(Attached)

EXHIBIT C
Subscription Agreement and Form of Convertible Promissory Note
(Attached)

EXHIBIT D
Certificate of Incorporation (as amended)
(Attached)

EXHIBIT E
Bylaws
(Attached)

EXHIBIT F
Financial Statements
(Attached)

EXHIBIT G
Video
Transcript
(Attached)